                        Prospectus Supplement filed pursuant to Rule 424(b)(2)
                                                    Registration No. 333-82230

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 14, 2002)

8,000,000 MEDS'sm' EQUITY UNITS
(INITIALLY CONSISTING OF 8,000,000 CORPORATE MEDS'sm')

[KEYSPAN LOGO]
KEYSPAN CORPORATION

Each MEDS Equity Unit will have a stated amount of $50 and will initially consist of a purchase contract issued by us and $50 principal amount of our notes due 2008, which we collectively refer to as Corporate MEDS.

  The purchase contract will obligate you to purchase from us on May 16, 2005, for a price of $50, the following number of shares of our common stock:

    if the average closing price of our common stock over the 20-trading day period ending on the third trading day prior to May 16, 2005 equals or exceeds $42.36, 1.1804 shares;

    if the average closing price of our common stock over the same period is less than $42.36 but greater than $35.30, a number of shares having a value, based on the 20-trading day average closing price, equal to $50; and

    if the average closing price of our common stock over the same period is less than or equal to $35.30, 1.4164 shares.

  Under each purchase contract, we will make quarterly contract adjustment payments at the rate of 3.85% of the $50 stated amount per year. The notes will initially bear interest at a rate of 4.90% per year. The interest rate will be reset on or after February 16, 2005, but no later than May 16, 2005. These payments will be made quarterly, on February 16, May 16, August 16 and November 16 of each year, beginning August 16, 2002.

  The note will be pledged to secure your obligation to purchase our common stock under the related purchase contract. The notes will not trade separately from the Corporate MEDS unless and until Treasury securities are substituted for the notes to create Treasury MEDS, the purchase contracts are settled early or the notes are remarketed, all as described in this prospectus supplement.

The Corporate MEDS have been approved for listing on the New York Stock Exchange, or NYSE, under the symbol 'KSE PrA'. On April 30, 2002, the last reported sale price of our common stock on the NYSE was $35.30 per share.

The Corporate MEDS are subject to special tax rules. For a discussion of the special rules governing contingent payment debt obligations, see 'Certain United States Federal Income Tax Consequences.'

INVESTING IN THE MEDS EQUITY UNITS INVOLVES RISKS. SEE 'RISK FACTORS' BEGINNING ON PAGE S-15 OF THIS PROSPECTUS SUPPLEMENT.

----------------------------------------------------------------------------------------------------
                                                             UNDERWRITING
                                        PRICE TO             DISCOUNTS AND         PROCEEDS TO
                                        PUBLIC               COMMISSIONS           KEYSPAN
----------------------------------------------------------------------------------------------------
Per Corporate MEDS                      $50.00               $1.50                 $48.50
----------------------------------------------------------------------------------------------------
Total                                   $400,000,000         $12,000,000           $388,000,000
----------------------------------------------------------------------------------------------------

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We have granted the underwriters an option to purchase up to 1,200,000 additional Corporate MEDS on the same terms and conditions set forth above within 13 days from the date of the original issuance of the Corporate MEDS, solely to cover over-allotments, if any. J.P. Morgan Securities Inc. expects to deliver the Corporate MEDS to purchasers on or about May 6, 2002.


                                          JPMORGAN

         LEHMAN BROTHERS              MERRILL LYNCH & CO.             GOLDMAN, SACHS & CO.

CREDIT LYONNAIS SECURITIES (USA) INC.   SOCTIA CAPITAL    THE WILLIAMS CAPITAL GROUP, L.P.


April 30, 2002

                        TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Where You Can Find More Information.........................   S-2
Prospectus Supplement Summary...............................   S-3
Risk Factors................................................  S-15
Capitalization..............................................  S-23
Common Stock Dividends and Price Range......................  S-24
Ratio of Earnings to Fixed Charges..........................  S-25
Use of Proceeds.............................................  S-26
Accounting Treatment........................................  S-26
Description of the MEDS Equity Units........................  S-27
Description of the Purchase Contracts.......................  S-31
Other Provisions of the Purchase Contract Agreement and the
  Pledge Agreement..........................................  S-43
Certain Terms of the Notes..................................  S-47
United States Federal Income Tax Consequences...............  S-53
ERISA Considerations........................................  S-63
Underwriting................................................  S-65
Legal Matters...............................................  S-68
Experts.....................................................  S-68

                            PROSPECTUS
About this Prospectus.......................................     i
Risk Factors................................................     1
Forward-Looking Statements..................................     3
KeySpan Corporation.........................................     4
The Trusts..................................................     5
Use of Proceeds.............................................     5
Ratio of Earnings to Fixed Charges and of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......     5
Description of Debt Securities..............................     7
Description of Preferred Stock..............................    21
Description of Depositary Shares............................    24
Description of the Trust Preferred Securities...............    27
Description of Common Stock.................................    39
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................    43
Description of Warrants and Warrant Units...................    44
United States Federal Income Tax Consequences...............    46
ERISA Considerations........................................    63
Plan of Distribution........................................    67
Legal Opinions..............................................    68
Experts.....................................................    68
Where You Can Find More Information.........................    69

THE ACCOMPANYING PROSPECTUS IS PART OF A REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS, OR THAT THE INFORMATION INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

'MEDS' is a service mark of J.P. Morgan Securities Inc.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

We filed a registration statement on Form S-3 with the SEC covering the MEDS Equity Units. For further information on us and the MEDS Equity Units, you should refer to the registration statement and its exhibits. This prospectus supplement summarizes material provisions of the MEDS Equity Units. Because the prospectus supplement may not contain all the information that you may find important, you should review the full text of these documents. We have included or will file copies of these documents as exhibits to our registration statement or a Current Report on Form 8-K.

The SEC allows us to 'incorporate by reference' the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the MEDS Equity Units are sold.

     Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended by Form 10-K/A filed on April 17, 2002.

     Current Report on Form 8-K filed January 24, 2002.

     Current Report on Form 8-K filed February 26, 2002.

     Current Report on Form 8-K filed March 11, 2002.

     Current Report on Form 8-K filed April 5, 2002.

     Current Report on Form 8-K filed April 25, 2002.

     Quarterly Report on Form 10-Q filed April 26, 2002.

     Form 8-A filed March 30, 1999.

You may request a copy of any of our SEC filings, at no cost, over the Internet at our web site at http://www.keyspanenergy.com or by writing or telephoning us at the following address:

                               Investor Relations
                              KeySpan Corporation
                              One MetroTech Center
                           Brooklyn, New York, 11201
                                 (718) 403-3196

The information in our website is not part of this prospectus supplement or the accompanying prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

You should read the following summary in conjunction with the more detailed information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus. This prospectus supplement and the accompanying prospectus contain forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements should be read in conjunction with the cautionary statements and important factors included in this prospectus supplement under the heading 'Risk Factors' and in the accompanying prospectus under the heading 'Forward-Looking Statements.'

                                    KEYSPAN

OVERVIEW

KeySpan Corporation, a New York corporation, was formed in May 1998 as a result of the business combination of KeySpan Energy Corporation, the parent of The Brooklyn Union Gas Company, and certain businesses of the Long Island Lighting Company. We have assets of more than $11.7 billion and approximately 2.5 million gas customers throughout the Northeast.

Our core business is gas distribution, conducted by our six regulated gas utility subsidiaries: The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York and KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island distribute gas to customers in the Boroughs of Brooklyn, Queens and Staten Island in New York City and the Counties of Nassau and Suffolk on Long Island, respectively; Boston Gas Company, Colonial Gas Company and Essex Gas Company, each doing business as KeySpan Energy Delivery New England, distribute gas to customers in eastern and central Massachusetts; and EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England distributes gas to customers in central New Hampshire.

We are also a major, and growing, generator of electricity. We own and operate five large generating plants and 42 smaller facilities in Nassau and Suffolk Counties on Long Island and lease and operate a major facility in Queens County in New York City. Under contractual arrangements, we provide power, electric transmission and distribution services operations, billing and other customer services for approximately one million electric customers of the Long Island Power Authority on Long Island.

Our other subsidiaries are involved in oil and gas exploration and production; gas storage; wholesale and retail gas and electric marketing; appliance service; heating, ventilation and air conditioning installation and services; large energy-system ownership, installation and management; telecommunications; and energy-related internet activities. We also invest in, and participate in the development of, pipelines and other energy-related projects, domestically and internationally. In 2001, we signed an agreement to sell Midland Enterprises, Inc., our water barging subsidiary, for approximately $230 million in cash and the assumption by the purchaser of $135 million in debt. We expect the closing of this transaction to occur in the second quarter of 2002 after the receipt of regulatory approvals.

We are a registered holding company under the Public Utility Holding Company Act of 1935, as amended, or PUHCA. Therefore, our corporate and financial activities and those of our subsidiaries, including their ability to pay dividends to us, are subject to regulation by the SEC. Under our holding company structure, we have no independent operations or sources of income of our own and conduct substantially all of our operations through our subsidiaries and, as a result, we depend on the earnings and cash flow of, and dividends or distributions from, our subsidiaries to provide the funds necessary to meet our debt and contractual obligations. Furthermore, a substantial portion of our consolidated assets, earnings and cash flow is derived from the operations of our regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to us is subject to regulation by state regulatory authorities.

Our principal place of business is One MetroTech Center, Brooklyn, New York 11201, and our telephone number is (718) 403-1000.

                              THE OFFERING -- Q&A

WHAT ARE MEDS EQUITY UNITS?

The MEDS Equity Units consist of units referred to as Corporate MEDS and Treasury MEDS. The MEDS Equity Units offered will initially consist of 8,000,000 Corporate MEDS (9,200,000 Corporate MEDS if the underwriters exercise their overallotment option in full), each with a stated amount of $50. From each Corporate MEDS, the holder may create a Treasury MEDS, as described below.

WHAT ARE THE COMPONENTS OF CORPORATE MEDS?

Each Corporate MEDS will consist of a purchase contract issued by us and $50 principal amount of our notes due 2008. The note that is a component of each Corporate MEDS will be owned by the holder of the Corporate MEDS, but it will be pledged to the collateral agent to secure the holder's obligation to purchase our common stock under the related purchase contract. If the notes which are components of the Corporate MEDS are successfully remarketed on or prior to the ninth business day preceding May 16, 2005 (the 'purchase contract settlement date') or a tax event redemption occurs prior to the purchase contract settlement date, in each case as described in this prospectus supplement, the applicable ownership interest in a Treasury portfolio of zero-coupon U.S. Treasury securities as further described herein will replace the notes as a component of each Corporate MEDS and will be pledged to the collateral agent to secure the holder's obligations under the related purchase contracts. The notes will not trade separately from the Corporate MEDS unless and until Treasury MEDS are created by substituting Treasury securities for notes, the Corporate MEDS' purchase contracts are settled early or the notes are remarketed.

WHAT IS A PURCHASE CONTRACT?

Each purchase contract underlying a MEDS Equity Unit obligates the holder of the purchase contract to purchase, and obligates us to sell, on May 16, 2005, for $50 in cash, a number of newly issued shares of our common stock equal to the 'settlement rate.' The settlement rate will be calculated, subject to adjustment as described under 'Description of the Purchase Contracts -- Anti-Dilution Adjustments,' as follows:

     if the applicable market value of our common stock is equal to or greater than the threshold appreciation price, the settlement rate will be 1.1804 shares;

     if the applicable market value of our common stock is less than the threshold appreciation price but greater than the reference price, the settlement rate will be equal to $50 divided by the applicable market value of our common stock; and

     if the applicable market value of our common stock is less than or equal to the reference price, the settlement rate will be 1.4164 shares.

'Applicable market value of our common stock' means the average of the closing price per share of our common stock on the 20 consecutive trading days ending on the third trading day immediately preceding May 16, 2005. The 'reference price' is $35.30, which is the last reported sale price of our common stock on the NYSE on April 30, 2002. The 'threshold appreciation price' is $42.36.

CAN I SETTLE A PURCHASE CONTRACT EARLY?

At the option of each holder, a purchase contract may be settled early for cash at any time prior to 11:00 a.m. (New York City time) on the fourth business day immediately preceding February 16, 2005, which we also refer to as the election date. If a purchase contract is settled early, 1.1804 shares of our common stock will be issued per purchase contract. In addition, if we are involved in a merger in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, then each holder of a purchase contract will have the right to accelerate and settle the purchase contract for cash at the settlement rate in effect immediately before the merger.

Your early settlement right is subject to the condition that, if required under the U.S. federal securities laws, there is a registration statement under the Securities Act of 1933 in effect covering any securities deliverable upon settlement of a purchase contract.

WHAT ARE THE COMPONENTS OF TREASURY MEDS?

Treasury MEDS are MEDS Equity Units consisting of a purchase contract and a 1/20, or 5%, undivided beneficial ownership interest in a Treasury security. The Treasury security is a zero-coupon U.S. Treasury security with a principal amount at maturity of $1,000 that matures on May 15, 2005. The interests in the Treasury securities that are components of each Treasury MEDS will be pledged to the collateral agent to secure the holder's obligations under the purchase contract.

HOW CAN I CREATE TREASURY MEDS FROM CORPORATE MEDS?

Unless a Treasury portfolio has replaced the notes as a component of the Corporate MEDS as the result of a tax event redemption, each holder of Corporate MEDS will have the right, at any time prior to 11:00 a.m. (New York City time) on the election date, to substitute for the notes held by the collateral agent zero-coupon Treasury securities (CUSIP No. 912803AD5) that mature on May 15, 2005, in a total principal amount at maturity equal to the aggregate principal amount of the notes for which substitution is being made. These substitutions will create Treasury MEDS, and the related notes will be released to the holder. Because Treasury securities are issued in integral multiples of $1,000, holders of Corporate MEDS may make these substitutions only in integral multiples of 20 Corporate MEDS.

HOW CAN I RECREATE CORPORATE MEDS FROM TREASURY MEDS?

Unless a tax event Treasury portfolio has replaced the notes as a component of the Corporate MEDS as a result of a tax event redemption, each holder of Treasury MEDS will have the right, at any time prior to 11:00 a.m. (New York City time) on the election date, to substitute for any Treasury securities held by the collateral agent, notes in an aggregate principal amount equal to the aggregate principal amount at maturity of the Treasury securities for which substitution is being made. These substitutions will recreate Corporate MEDS, and the related Treasury securities will be released to the holder. Because Treasury securities are issued in integral multiples of $1,000, holders of Treasury MEDS may make these substitutions only in integral multiples of 20 Treasury MEDS.

WHAT PAYMENTS AM I ENTITLED TO AS A HOLDER OF CORPORATE MEDS?

A holder of a Corporate MEDS will be entitled to receive cash payments, payable quarterly in arrears, consisting of:

     interest on the related note or cash distributions on the applicable ownership interest of the Treasury portfolio, as applicable, at the rate of 4.90% of $50 per year, and contract adjustment payments at the rate of 3.85% of the stated amount per year.

Each Corporate MEDS has a stated amount of $50. Our obligations with respect to contract adjustment payments will be subordinate and junior in right of payment to our obligations under any of our senior indebtedness. We are not entitled to defer interest payments on the notes.

Because the notes will be treated as contingent debt obligations, original issue discount, or OID, will accrue on each note for United States federal income tax purposes. See 'United States Federal Income Tax Consequences'.

WHAT PAYMENTS AM I ENTITLED TO IF I CREATE TREASURY MEDS?

Holders of Treasury MEDS will be entitled to receive quarterly cash distributions of contract adjustment payments at the rate of 3.85% of the stated amount per year. In addition, OID will accrue on each related Treasury security. Each holder of Treasury MEDS will receive the notes that formed a part of the Corporate MEDS used to create Treasury MEDS and as a holder of the notes will be entitled to receive the interest payments on such notes specified below.

WHAT ARE THE PAYMENT DATES FOR THE MEDS EQUITY UNITS?

The payments described above in respect of the MEDS Equity Units will be payable quarterly in arrears on February 16, May 16, August 16, and November 16 of each year, commencing August 16, 2002. In the case of contract adjustment payments, the payments will be payable to but excluding the earlier of May 16, 2005 or the most recent quarterly payment date on or before any early settlement or termination of the related purchase contracts. Interest payments on the notes are described below under the questions and answers beginning with 'What interest payments will I receive on the notes?'

WHAT IS REMARKETING?

The notes of Corporate MEDS holders will be remarketed on the third business day immediately preceding February 16, 2005, which we refer to as the initial remarketing date. The remarketing agent will use its commercially reasonable best efforts to remarket the notes (bearing the reset rate described below) and to obtain a price for the notes of at least 100.25% of the purchase price for the Treasury portfolio, as defined below. A portion of the proceeds from the remarketing equal to the Treasury portfolio purchase price will be applied to purchase the Treasury portfolio. The Treasury portfolio will be substituted for the notes and will be pledged to the collateral agent to secure the Corporate MEDS holders' obligations to purchase our common stock under the purchase contracts. When paid at maturity, proceeds from the Treasury portfolio in an amount equal to the principal amount of the notes will automatically be applied to satisfy in full the Corporate MEDS holders' obligations to purchase our common stock under the related purchase contracts on the purchase contract settlement date and proceeds from the Treasury portfolio in an amount equal to the interest payment that would have been due on the notes on the purchase contract settlement date, assuming the interest rate was not reset, will be paid to the holders.

The remarketing agent will deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the Treasury portfolio purchase price from any amount of the proceeds from the remarketing of the notes in excess of the Treasury portfolio purchase price. The remarketing agent will then remit the remaining portion of the proceeds from the remarketing of the notes, if any, for the benefit of the holders.

You may elect not to participate in the remarketing and to retain the notes underlying your Corporate MEDS by creating Treasury MEDS at any time prior to 11:00 a.m. (New York City time) on the election date.

If the remarketing agent cannot successfully remarket the notes on the initial remarketing date at a price of at least 100.25% of the purchase price for the Treasury portfolio or a condition precedent to the remarketing has not been satisfied, then the remarketing agent will use its commercially reasonable best efforts thereafter to remarket the notes on one or more subsequent occasions after the initial remarketing date until the ninth business day preceding
May 16, 2005. Any such remarketing will be at a price equal to at least 100.25% of the purchase price for the Treasury portfolio.

The remarketing agent will deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the Treasury portfolio purchase price from any amount of the proceeds from the remarketing of the notes in excess of the Treasury portfolio purchase price. The remarketing agent will then remit the remaining portion of the proceeds from the remarketing of the notes, if any, for the benefit of the holders.

If a successful remarketing of notes has not occurred on or prior to the ninth business day preceding May 16, 2005, the notes will continue to be a component of the Corporate MEDS and another remarketing will be attempted on the third business day immediately preceding May 16, 2005. Notes that are components of Corporate MEDS whose holders have failed to notify the purchase contract agent on or prior to 5:00 p.m. (New York City time) on the fifth business day before May 16, 2005, of their intention to pay cash in order to satisfy their obligations under the related purchase contracts, or failed to deliver such cash prior to 11:00 a.m. (New York City time) on the fourth business day before May 16, 2005, will be remarketed. In this remarketing, the remarketing agent will use its commercially reasonable best efforts to remarket the notes at a price of approximately 100.25%, but not less than 100%, of the aggregate principal amount of the notes remarketed. A portion of the proceeds from the remarketing equal to the aggregate principal amount of the notes included in the Corporate MEDS will automatically be applied to satisfy in full the Corporate MEDS holders' obligations to purchase our common stock under the related purchase contracts on the purchase contract settlement date.

The remarketing agent will deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the aggregate principal amount of the remarketed notes from any amount of the proceeds from the remarketing of the notes in excess of the aggregate principal amount of those remarketed notes. The remarketing agent will then remit the remaining portion of the proceeds from the remarketing of the notes, if any, for the benefit of the holders.

If the remarketing agent cannot successfully remarket the notes on the third business day immediately preceding May 16, 2005, at a price of at least 100% of the total principal amount of the notes remarketed or a condition precedent to such remarketing has not been satisfied, we will exercise our rights as a secured party and retain the notes pledged as collateral or dispose of them in accordance with applicable law. Following such action, the holders' obligations to purchase our common stock under the related purchase contracts on the purchase contract settlement date will be satisfied in full.

WHAT IS THE TREASURY PORTFOLIO THAT REPLACES YOUR NOTES UPON A SUCCESSFUL REMARKETING PRIOR TO THE THIRD BUSINESS DAY IMMEDIATELY PRECEDING MAY 16, 2005?

The Treasury portfolio that replaces your notes upon a successful remarketing is a portfolio of zero-coupon U.S. Treasury securities consisting of:

     interest or principal strips of U.S. Treasury securities that mature on May 15, 2005 in an aggregate amount equal to the principal amount of the notes included in the Corporate MEDS; and

     interest or principal strips of U.S. Treasury securities that mature on May 15, 2005 in an aggregate amount equal to the aggregate interest payment that would be due on May 16, 2005 on the principal amount of the notes that would have remained a component of the Corporate MEDS assuming no remarketing and no reset of the interest rate on the notes.

For a description of the Treasury portfolio to be purchased in the context of a tax event redemption, see 'Certain Terms of the Notes -- Tax Event Redemption.'

IF I DO NOT HOLD THE NOTES AS PART OF CORPORATE MEDS, MAY I STILL PARTICIPATE IN A REMARKETING OF MY NOTES?

Holders of notes that are not components of Corporate MEDS may elect, in the manner described in this prospectus supplement, to have their notes remarketed by the remarketing agent.

HOW MAY I SATISFY MY OBLIGATIONS UNDER THE PURCHASE CONTRACTS?

Holders of MEDS Equity Units may satisfy their obligations, or their obligations will be terminated, under the purchase contracts as follows:

     if you are a Corporate MEDS holder, through the application of the proceeds of a successful remarketing that occurs on the third business day immediately preceding May 16, 2005, or if a Treasury portfolio has replaced the notes as a result of a successful remarketing or a tax event redemption, through the application of the proceeds of the disposition of such Treasury portfolio;

     if you are a Treasury MEDS holder, through the application of the proceeds of the Treasury securities;

     if you are a Treasury MEDS holder or if you are a Corporate MEDS holder and a successful remarketing of the notes has not occurred prior to such time, by settling the purchase contracts with cash prior to 11:00 a.m. (New York City time) on the fourth business day prior to May 16, 2005, with prior notification to the purchase contract agent;

     through early settlement, by the delivery of cash to the purchase contract agent in the manner described in this prospectus supplement; provided that at such time, if so required under the U.S. federal securities laws, there is in effect a registration statement covering any securities to be delivered in respect of the purchase contracts being settled; or

     without any further action, upon the termination of the purchase contracts as a result of our bankruptcy, insolvency or reorganization.

If the holder of a MEDS Equity Unit settles a purchase contract early or if the holder's purchase contract is terminated as a result of our bankruptcy, insolvency or reorganization, such holder will have no right to receive any accrued contract adjustment payments.

WHAT INTEREST PAYMENTS WILL I RECEIVE ON THE NOTES?

Interest payments on the notes will be payable initially at the annual rate of 4.90% of the principal amount of $50 to, but excluding, the date the interest rate on the notes is reset. Following a reset of the interest rate, the notes will bear interest from the date three business days after the date of a successful remarketing, or May 16, 2005 if no successful remarketing occurs, at the reset rate to, but excluding, May 16, 2008.

WHAT ARE THE PAYMENT DATES ON THE NOTES?

Interest payments will be payable quarterly in arrears on each February 16, May 16, August 16 and November 16, commencing August 16, 2002.

WHEN WILL THE INTEREST RATE ON THE NOTES BE RESET?

Unless a tax event redemption has occurred, the interest rate on the notes will be reset on the date of a successful remarketing, and such reset rate will become effective three business days following such date, or if no successful remarketing occurs, on May 16, 2005.

WHAT IS THE RESET RATE?

In the case of a successful remarketing on or prior to the ninth business day immediately preceding May 16, 2005, the reset rate will be the rate (subject to the last sentence of this paragraph) the notes should bear in order for the notes included in Corporate MEDS to have an approximate aggregate market value of approximately 100.25% of the applicable Treasury portfolio purchase price. In the case of a successful remarketing on the third business day immediately preceding May 16, 2005, the reset rate will be the rate (subject to the last sentence of this paragraph) the notes should bear in order for each note to have an approximate market value of approximately 100.25%, but not less than 100%, of the principal amount of that note. If a successful remarketing does not occur on or prior to the third business day immediately preceding

May 16, 2005, the reset rate will be set on such date, as described in this prospectus supplement, based on a spread over the applicable two-year Treasury benchmark rate, such spread to be determined based on the rating of the notes. See 'Certain Terms of the Notes -- Failed Remarketing.' Any reset rate may not be less than the original interest rate on the notes and may not exceed the maximum rate, if any, permitted by applicable law.

WHEN ARE THE NOTES REDEEMABLE?

The notes are redeemable at our option, in whole but not in part, upon the occurrence and continuation of a tax event under the circumstances described in this prospectus supplement. Following any such redemption of the notes, which is referred to as a tax event redemption, prior to the earlier of the date of a successful remarketing or May 16, 2005, holders that own Corporate MEDS will own the applicable ownership interest in the tax event Treasury portfolio as a component of their Corporate MEDS. Holders of notes that are not part of a Corporate MEDS will receive the redemption amount, plus accrued and unpaid interest, if any, paid in such tax event redemption.

For a description of the tax event Treasury portfolio to be purchased in the context of a tax event redemption, see 'Certain Terms of the Notes -- Tax Event Redemption.'

WHAT IS THE RANKING OF THE NOTES?

The notes will rank equally and ratably with all of our other senior unsecured and unsubordinated obligations. The indenture under which the notes will be issued does not limit our ability to issue or incur other unsecured debt. Because we are a holding company that derives all of our income from our operating subsidiaries, the notes will be effectively subordinated to liabilities of, including debt and preferred stock incurred or issued by, those subsidiaries. The indenture does not limit the amount of debt or preferred stock which may be incurred or issued by our subsidiaries. See 'Description of Debt Securities' in the accompanying prospectus.

WILL THE NOTES CONTAIN A LIMITATION ON LIENS?

We and certain of our subsidiaries may not grant a lien on certain of our assets without similarly securing the notes, subject to certain exceptions. For additional information, see 'Description of Debt Securities' in the accompanying prospectus.

WHAT ARE THE PRINCIPAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES RELATED TO THE CORPORATE MEDS, TREASURY MEDS AND NOTES?

If you purchase Corporate MEDS in this offering, under the agreements governing the Corporate MEDS, you will be deemed to agree to treat, for U.S. federal, state and local income and franchise tax purposes, the purchase of a Corporate MEDS as the purchase of a unit consisting of the note and purchase contract constituting the Corporate MEDS. In addition, you agree to treat the notes as our indebtedness for U.S. federal, state and local income and franchise tax purposes. You must allocate the purchase price of the Corporate MEDS between those notes and purchase contracts in proportion to their respective initial fair market values, which will establish your initial tax basis. We expect to report the initial fair market value of each note as $50 and the initial fair market value of each purchase contract as $0.

Under the indenture governing the notes, we and each holder of the notes agree, for U.S. federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt obligations in the manner described below under 'United States Federal Income Tax Consequences.' As discussed more fully below, the effect of these Treasury regulations will be
(1) to require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the notes, (2) to possibly result in the accrual of original issue discount by you in excess of stated interest payments actually received by you and (3) generally to result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange or other disposition of the note at any time up to six months after the date on which the interest rate on the notes is reset.

If you own Treasury MEDS, you will be required to include in gross income your allocable share of any original issue discount or acquisition discount on the Treasury securities that accrues in such year.

We intend to report the purchase contract adjustment payments as income to you, but you may want to consult your tax advisor concerning alternative characterizations.

Because there is no statutory, judicial or administrative authority directly addressing the tax treatment of Corporate MEDS or instruments similar to Corporate MEDS, we urge you to consult your own tax advisor concerning the tax consequences of an investment in Corporate MEDS. For additional information, see 'United States Federal Income Tax Consequences' in this prospectus supplement.

WHAT ARE THE RIGHTS AND PRIVILEGES OF OUR COMMON STOCK?

The shares of our common stock that you will be obligated to purchase under the purchase contracts have one vote per share. For more information, please see the discussion of our common stock and our rights plan in this prospectus supplement under the heading 'Risk Factors -- Risks Relating to KeySpan -- Provisions of our certificate of incorporation and bylaws and New York corporate law and state regulatory requirements may discourage a takeover attempt' and in the accompanying prospectus under the heading 'Description of Common Stock.'

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                      THE OFFERING -- EXPLANATORY DIAGRAMS

The following diagrams demonstrate some of the key features of the purchase contracts, the notes, the Corporate MEDS and the Treasury MEDS, and the transformation of Corporate MEDS into Treasury MEDS and separate notes.

The following diagrams also assume that the notes are successfully remarketed on the third business day immediately preceding May 16, 2005, and there is no early settlement. For clarity, the following diagrams also use approximate maturity and other dates.

PURCHASE CONTRACT

Corporate MEDS and Treasury MEDS both include a purchase contract under which the holder agrees to purchase shares of our common stock at the end of three years. In addition, these purchase contracts include unsecured contract adjustment payments as shown in the diagrams on the following pages.


                                [GRAPHIC OMITTED]



[GRAPHIC: (1) Chart showing the relationship between the value of shares delivered upon settlement of a purchase contract and the applicable market value of our common stock, illustrating that (i) the holder of a purchase contract will only realize equity appreciation on his purchase contract if the applicable market value of our common stock exceeds the threshold appreciation price, (ii) the holder of a purchase contract will realize no equity appreciation if the applicable market value of our common stock is between the reference price and the threshold appreciation price, and (iii) the holder of a purchase contract will bear the entire risk of a decline if the applicable market value of our common stock is less than or equal to the reference price; and (2) Chart showing relationship between the number of shares delivered upon settlement of a purchase contract and the applicable market value of our common stock.]

[Footnotes to graphic]

---------

(1) The 'reference price' is $35.30, which is the last reported sale price of our common stock on the NYSE on April 30, 2002.

(2) The 'threshold appreciation price' is $42.36.

(3) If the applicable market value of our common stock is less than or equal to the reference price, 1.4164 shares will be delivered, which is equal to $50 divided by the reference price.

(4) If the applicable market value of our common stock is between the reference price and the threshold appreciation price, the number of shares to be delivered will be calculated by dividing $50 by the applicable market value of our common stock.

(5) If the applicable market value of our common stock is equal to or greater than the threshold appreciation price, 1.1804 shares will be delivered, which is equal to $50 divided by the threshold appreciation price.

(6) The 'applicable market value of our common stock' means the average of the closing price per share of our common stock on the 20 consecutive trading days ending on the third trading day immediately preceding May 16, 2005.

CORPORATE MEDS

Each Corporate MEDS consists of two components as described below:



         [GRAPHIC OMITTED]                  [GRAPHIC OMITTED]



         [GRAPHIC OMITTED]                  [GRAPHIC OMITTED]



[GRAPHIC: (1) Chart showing the two components of Corporate MEDS: a purchase contract and a note. The chart also indicates the terms of the purchase contract, including the contract adjustment payment rate and purchase contract settlement date, and the terms of the notes, including the interest rate, interest reset date and maturity date.]

     The holder owns the notes but will pledge them to the collateral agent to secure the holder's obligations under the purchase contract.

     The foregoing analysis assumes the notes are successfully remarketed on the third business day immediately preceding May 16, 2005. If the remarketing were to be successful prior to such date, following the remarketing of the notes, the applicable ownership interest in the Treasury portfolio would replace the notes as a component of the Corporate MEDS, and the reset rate of the notes would be effective three business days following the successful remarketing.

TREASURY MEDS

Each Treasury MEDS consists of two components as described below:



         [GRAPHIC OMITTED]



         [GRAPHIC OMITTED]          [GRAPHIC OMITTED]

[GRAPHIC: Showing the two components of Treasury MEDS: a purchase contract and zero-coupon Treasury securities. The chart also indicates the terms of the purchase contract, including the contract adjustment payment rate and purchase contract settlement date, and the maturity date of the zero-coupon Treasury securities.]


     The holder owns the Treasury securities but will pledge them to the collateral agent to secure the holder's obligations under the purchase contract. Unless the purchase contract is settled early for cash or is terminated as a result of our bankruptcy, insolvency or reorganization or the holder recreates a Corporate MEDS, the Treasury securities will be used to satisfy the holder's obligation under the purchase contract.

NOTES

Upon creation of a Treasury MEDS, the holder would also hold a note. The notes have the terms described below:



         [GRAPHIC OMITTED]



         [GRAPHIC OMITTED]

[GRAPHIC: Chart showing the terms of the notes, including the interest rate, interest rate reset date and maturity date.]

TRANSFORMING CORPORATE MEDS INTO TREASURY MEDS AND NOTES

     To create a Treasury MEDS, the holder separates a Corporate MEDS into its components -- the purchase contract and the note -- and then combines the purchase contract with zero-coupon Treasury securities that mature on May 15, 2005.

     The holder owns the Treasury securities but will pledge them to us to secure the holder's obligations under the purchase contract.

     The Treasury securities together with the purchase contract constitute a Treasury MEDS. The note, which is no longer a component of the Corporate MEDS, is tradeable as a separate security.



                            [GRAPHIC OMITTED]

[GRAPHIC: Chart showing how to transform Corporate MEDS into Treasury MEDS and notes by substituting Treasury securities for notes.]


     The holder can also transform Treasury MEDS and notes into Corporate MEDS. Following that transformation, the Treasury securities, which will no longer be components of the Treasury MEDS, will be released to the applicable holder.

     The transformation of Corporate MEDS into Treasury MEDS and notes, and the transformation of Treasury MEDS and notes into Corporate MEDS, requires certain minimum amounts of securities, as more fully described in this prospectus supplement, and can be done by the holder at any time prior to 11:00 a.m. (New York City time) on the election date.

                                  RISK FACTORS

Before purchasing the MEDS Equity Units, investors should carefully consider the following risk factors together with the other information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus in order to evaluate an investment in the MEDS Equity Units.

RISKS RELATED TO KEYSPAN

WE ARE A HOLDING COMPANY, AND WE AND OUR SUBSIDIARIES ARE SUBJECT TO FEDERAL AND/OR STATE REGULATION WHICH LIMITS OUR FINANCIAL ACTIVITIES, INCLUDING THE ABILITY OF OUR SUBSIDIARIES TO PAY DIVIDENDS AND MAKE DISTRIBUTIONS TO US.

We are a holding company registered under the Public Utility Holding Company Act of 1935 with no business operations or sources of income of our own. We conduct all of our operations through our subsidiaries and depend on the earnings and cash flow of, and dividends or distributions from, our subsidiaries to provide the funds necessary to meet our debt and contractual obligations. Because we are a registered holding company, our corporate and financial activities and those of our subsidiaries, including their ability to pay dividends to us from unearned surplus, are subject to PUHCA and regulation by the SEC. We have committed to the SEC that through December 31, 2003, our common equity will be at least 30% of our consolidated capitalization, and each of our utility subsidiaries' common equity will be at least 30% of that subsidiary's capitalization. At March 31, 2002, our consolidated common equity was 35.3% of our consolidated capitalization, including commercial paper, and for each of our utility subsidiaries was approximately 32% of each subsidiary's capitalization.

In addition, a substantial portion of our consolidated assets, earnings and cash flow is derived from the operation of our regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to us is subject to regulation by the utility regulatory commissions of New York, Massachusetts and New Hampshire. Pursuant to New York Public Service Commission orders, the ability of KeySpan Energy Delivery New York and KeySpan Energy Delivery Long Island to pay dividends to us is conditioned upon their maintenance of a utility capital structure with debt not exceeding 55% and 58%, respectively, of total utility capitalization. In addition, the level of dividends paid by both utilities may not be increased from current levels if a 40 basis point penalty is incurred under a customer service performance program. At the end of KEDNY's and KEDLI's rate years (September 30, 2001 and November 30, 2001, respectively), their ratios of debt to total utility capitalization were 44% and 54%, respectively. Furthermore, the rights of our creditors (including the holders of the notes) to participate in the distribution of the stock owned by us in our regulated subsidiaries would also be subject to approval by the New York, Massachusetts and New Hampshire utility regulatory commissions and the Federal Energy Regulatory Commission.

PUHCA ALSO LIMITS OUR BUSINESS OPERATIONS AND OUR ABILITY TO AFFILIATE WITH OTHER UTILITIES.

PUHCA, in addition to limiting our financial activities, also limits our operations to a single integrated utility system, plus additional energy related businesses, regulates transactions between us and our subsidiaries and requires SEC approval for specified utility mergers and acquisitions. In its order approving our acquisition of Eastern and Energy North, the SEC reserved jurisdiction on its determination of whether the companies that comprise our energy services business can be classified as 'energy-related companies' and therefore retainable under existing SEC precedent. We are unable to predict whether the SEC will authorize the retention of all or some of these companies or the impact its determination will have on our financial condition or results of operations.

OUR GAS DISTRIBUTION AND ELECTRIC SERVICES BUSINESSES MAY BE ADVERSELY AFFECTED BY CHANGES IN FEDERAL AND STATE REGULATION.

The regulatory environment applicable to our gas distribution and our electric services businesses has undergone substantial changes in recent years, on both the federal and state levels. These changes have significantly affected the nature of the gas and electric utility and power industries and the manner in which their participants conduct their businesses. Moreover, existing statutes and regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may affect our gas distribution and our electric services businesses in ways that we cannot predict.

Proposals to re-regulate the wholesale power market have been made at the federal level. These proposals, and legislative and other attention to the electric power industry could have a material adverse effect on our strategies and results of operations for our electric services business and our financial condition. In particular, we sell power and energy from our Ravenswood generating facility into the New York Independent System Operator energy market at market based rates, subject to mitigation measures approved by the Federal Energy Regulatory Commission. The pricing for both energy sales and services to the NYISO energy market is still evolving and some of the FERC's price mitigation measures are subject to rehearing and possible judicial review.

WE COULD BE REQUIRED TO CLASSIFY THE LEASE RELATING TO OUR RAVENSWOOD FACILITY AS INDEBTEDNESS IN 2003, WHICH WOULD REDUCE OUR BORROWING CAPACITY UNDER OUR EXISTING CREDIT FACILITY.

We currently anticipate that we could be required to classify the lease under which we operate our Ravenswood facility as $425 million of indebtedness as a result of guidance we expect the Financial Accounting Standards Board to issue later in 2002. We do not believe that guidance would be effective earlier than January 1, 2003. This classification would increase the amount of our indebtedness for purposes of calculating our financial covenants under our credit agreement expiring September 19, 2002. Accordingly, if these covenants were then applicable, this would reduce our available borrowing capacity. We anticipate negotiating a new credit agreement prior to the expiration of the existing credit agreement but are unable to predict the outcome of those negotiations.

OUR HEDGING PROCEDURES MAY NOT PROTECT OUR SALES AND NET INCOME FROM VOLATILITY.

To lower our financial exposure related to commodity price fluctuations, our marketing, trading and risk management operations routinely enter into contracts to hedge a portion of our purchase and sale commitments, weather fluctuations, electricity sales, natural gas supply and other commodities. However, we do not always cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices could cause our sales and net income to be volatile.

SEC RULES FOR EXPLORATION AND PRODUCTION COMPANIES MAY REQUIRE US TO RECOGNIZE A NON-CASH IMPAIRMENT CHARGE AT THE END OF OUR REPORTING PERIODS.

We use the full cost method of accounting for our investments in natural gas and oil properties. These investments consist of our 67% equity interest in The Houston Exploration Company, an independent natural gas and oil exploration company, as well as KeySpan Exploration and Production, LLC, our wholly owned subsidiary engaged in a joint venture with Houston Exploration. Under the full cost method, all costs of acquisition, exploration and development of natural gas and oil reserves are capitalized into a 'full cost pool' as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on production and proved reserve quantities. To the extent that these capitalized costs, net of accumulated depletion, less deferred taxes exceed the present value (using a 10% discount rate) of estimated future net cash flows from proved natural gas and oil reserves and the lower of cost or fair value of unproved properties, those excess costs are charged to operations. If a write-down is required, it would result in a charge to earnings but would not have an impact on cash flows. Once incurred, an impairment of gas properties is not reversible at a later date even if gas prices increase.

THERE IS UNCERTAINTY CONCERNING THE SURVIVAL OF ARTHUR ANDERSEN LLP AS AN INDEPENDENT AUDITING FIRM, WHICH MAY MAKE IT DIFFICULT FOR YOU TO SEEK REMEDIES AGAINST ARTHUR ANDERSEN IN CONNECTION WITH THIS OFFERING.

On April 5, 2002, we appointed Deloitte & Touche LLP to be our independent certified public accountant. Our former independent certified public accountant, Arthur Andersen LLP, has informed us that on March 14, 2002 it was indicted on federal obstruction of justice charges arising from the government's investigation of Enron. Arthur Andersen has pled not guilty to these charges. As a result of such indictment and other lawsuits, there is a possibility that Arthur Andersen may fail or be forced to merge with or have its assets sold, as a whole or in parts, to one or more third parties. In the event that Arthur Andersen fails or does not otherwise continue in business, Arthur Andersen may have insufficient assets to satisfy future claims by investors that might arise under federal securities laws or otherwise.

OUR OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

Our gas distribution business is a seasonal business and is subject to weather conditions. We receive most of our gas distribution revenues in the first and fourth quarters when demand for natural gas usually increases due to colder weather conditions. As a result, we are subject to seasonal variations in working capital because we purchase most of our natural gas supplies in the second and third quarters and must increase our borrowings in these periods to finance these purchases. Accordingly, our results of operations in the future will fluctuate substantially on a seasonal basis. In addition, our New England-based gas distribution subsidiaries do not benefit from weather normalization tariffs, and results from our Ravenswood generating facility are directly correlated to the weather as the demand and price for the electricity it generates increases during the summer. As a result, fluctuations in weather between years may have a significant effect on our results of operations for these subsidiaries.

WE CANNOT PREDICT WHETHER LIPA WILL EXERCISE ITS OPTION TO PURCHASE OUR LONG ISLAND GENERATING ASSETS AND THE EFFECT OF THAT PURCHASE ON US.

Under a Generation Purchase Right Agreement entered into with the Long Island Power Authority in 1998, LIPA had the right to purchase, at fair market value, during the twelve month period beginning May 28, 2001, all of our Long Island based generating assets that had been previously owned by the Long Island Lighting Company. For the fiscal year ended December 31, 2001, those assets generated $51 million of earnings before interest and taxes. On April 16, 2002, we and LIPA agreed to establish a new option window commencing November 29, 2004 and ending May 28, 2005 under the Generation Purchase Right Agreement. At this point in time, we cannot predict whether LIPA will exercise its right to purchase the assets, nor can we estimate the effect on our financial condition or results of operations if LIPA were to exercise its option.

WE OWN 67% OF THE HOUSTON EXPLORATION COMPANY, AND OUR RESULTS OF OPERATION ARE THEREFORE SUBJECT TO THE RISKS AFFECTING ITS BUSINESS.

We own 67% of The Houston Exploration Company, an independent natural gas and oil producer. Therefore, our results of operations in our energy investments segment are subject to the same risks and uncertainties that affect the operations of Houston Exploration. In addition to the risks set forth under the caption ' -- SEC rules for exploration and production companies may require us to recognize a non-cash impairment charge at the end of our reporting periods,' these risks and uncertainties include:

     The volatility of natural gas and oil prices. If natural gas and oil prices decline, the amount of natural gas and oil Houston Exploration can economically produce may be reduced, which may result in a material decline in its revenue.

     The potential inability of Houston Exploration to meet its capital requirements. If Houston Exploration is unable to meet its capital requirements to fund, develop, acquire and produce natural gas and oil reserves, its oil and gas reserves will decline.

     Substantial Indebtedness. Houston Exploration's outstanding indebtedness under its bank credit facility and the indenture governing its senior subordinated notes contain covenants that require a substantial portion of its cash flow from operations to be dedicated to its debt service obligations and impose other restrictions that limit its ability to borrow additional funds or dispose of assets. These restrictions may affect its flexibility in planning for, and reacting to, changes in business conditions.

     Estimates of proved reserves and future net revenue may change. Any significant variance from the assumptions used to estimate proved reserves or natural gas could result in the actual quantity of Houston Exploration's reserves and future net cash flow being materially different from the estimates in its reserve report.

OUR COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT, AND THE COST OF COMPLIANCE WITH FUTURE ENVIRONMENTAL LAWS COULD ADVERSELY AFFECT US.

Our operations are subject to extensive federal, state and local environmental laws and regulations relating to air quality, water quality, waste management, natural resources and the health and safety of our employees. These environmental laws and regulations expose us to costs and liabilities relating to our operations and our current and formerly owned properties. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment and permits at our facilities. Costs of compliance with environmental regulations, and in particular emission regulations, could have a material impact on our electric services business and our results of operations and financial position, especially if emission limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated or the number and type of electric generating plants we operate increase.

In addition, we are responsible for the clean-up of contamination at certain manufactured gas plant ('MGP') sites and at other sites and are aware of additional MGP sites where we may have responsibility for clean up costs. While our gas rate plans generally allow for the full recovery of the costs of investigation and remediation of MGP sites, these rate recovery mechanisms may change in the future. To the extent rate recovery mechanisms change in the future, or if additional environmental matters arise in the future at our currently or historically owned facilities, at sites we may acquire in the future or at third party waste disposal sites, costs associated with investigating and remediating these sites could have a material adverse effect on our results of operations and financial condition.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND NEW YORK CORPORATE LAW AND STATE REGULATORY REQUIREMENTS MAY DISCOURAGE A TAKEOVER ATTEMPT.

Provisions contained in our certificate of incorporation and bylaws and the laws of New York, the state in which we are organized, could make it more difficult for a third party to acquire us in a transaction not approved by our board of directors. Provisions of our certificate of incorporation and bylaws impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. These requirements may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deterred as a result of the shareholders' rights plan adopted by our board of directors. Furthermore, the SEC and utility regulatory commissions of New York, Massachusetts and New Hampshire would need to approve any transaction that involves a change of control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See 'Description of Common Stock -- Antitakeover effects of New York law and KeySpan's certificate of incorporation' in the accompanying prospectus.

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RISKS RELATED TO THIS OFFERING

BECAUSE THE NUMBER OF SHARES OF COMMON STOCK THAT YOU WILL RECEIVE UPON SETTLEMENT OF A PURCHASE CONTRACT WILL DEPEND ON THE FUTURE PRICE OF OUR COMMON STOCK, YOU WILL BEAR THE RISK OF DECLINE IN THE VALUE OF OUR COMMON STOCK.

The terms of the Corporate MEDS will differ from those of ordinary convertible securities. The number of shares of our common stock that you will receive upon the settlement of a purchase contract is not fixed but instead will generally depend on the average of the closing price per share of our common stock on the 20 consecutive trading days ending on the third trading day immediately preceding May 16, 2005. The aggregate market value of the common stock you may receive upon settlement of the purchase contract may be more or less than the stated amount of $50 per Corporate MEDS. If the average closing price per share of common stock over the 20 consecutive trading days ending on the third trading day immediately preceding May 16, 2005 is less than $35.30, the aggregate market value of the common stock issuable upon settlement generally will be less than $50, and the investment in the Corporate MEDS will result in a loss. Therefore, you will bear the risk of a decline in the market value of the common stock prior to settlement of the purchase contracts. Any such loss could be substantial.

YOUR OPPORTUNITY FOR EQUITY APPRECIATION WILL BE LESS THAN DIRECT OWNERSHIP OF OUR COMMON STOCK.

The aggregate market value of the common stock you may receive upon settlement of a purchase contract generally will exceed the stated amount of $50 only if the average closing price per share of our common stock over the 20 consecutive trading days ending on the third trading day immediately preceding May 16, 2005 equals or exceeds $42.36, which we refer to as the 'threshold appreciation price.' The threshold appreciation price represents an appreciation of 20% over the closing price of our common stock on the NYSE on April 30, 2002. Therefore, during the period prior to settlement, an investment in Corporate MEDS affords less opportunity for equity appreciation than a direct investment in the common stock. If the applicable market value of our common stock exceeds $35.30, which we refer to as the 'reference price,' but falls below the threshold appreciation price, you will realize no equity appreciation of the common stock for the period during which you own the purchase contract. Furthermore, if the applicable market value of our common stock equals or exceeds the threshold appreciation price for that period, you will realize only 83.33% of the value of the shares of our common stock you could have purchased with $50 at the time of the offering.

THE TRADING PRICES FOR THE MEDS EQUITY UNITS WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES OF OUR COMMON STOCK.

The trading prices of the MEDS Equity Units in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of our common stock in the market after the offering of the MEDS Equity Units, or the perception that such sales could occur, could affect the price of our common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our common stock underlying the purchase contracts and of the other components of the MEDS Equity Units. Any such arbitrage could, in turn, affect the trading prices of the Corporate MEDS, Treasury MEDS, notes and our common stock.

HOLDERS OF MEDS EQUITY UNITS WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR COMMON STOCK, BUT WILL BE SUBJECT TO ALL CHANGES AFFECTING OUR COMMON STOCK.

Holders of MEDS Equity Units will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights, rights to receive any dividends or other

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distributions on the common stock and any rights under our rights agreement), but will be subject to all changes affecting the common stock. Holders of MEDS Equity Units will only be entitled to rights on our common stock if and when we deliver shares of our common stock upon settlement of the purchase contracts on May 16, 2005, or as a result of early settlement of a purchase contract, as the case may be (and then, only with respect to the shares actually delivered on or before such date), and the applicable record date, if any, for the exercise of rights or the receipt of dividends or other distributions occurs after that date. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of our common stock to holders of MEDS Equity Units, those holders will not be entitled to vote on the amendment, although they will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock upon receipt of our common stock.

WE MAY ISSUE ADDITIONAL SHARES OF COMMON STOCK AND THEREBY MATERIALLY AND ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

The number of shares of our common stock that holders of MEDS Equity Units are obligated to purchase on May 16, 2005 or as a result of early settlement of a purchase contract, is subject to adjustment for certain events arising from stock splits and combinations, stock dividends and certain other actions by us that significantly modify our capital structure. We will not adjust the number of shares of our common stock that the holders are to receive on May 16, 2005 or as a result of early settlement of a purchase contract, for other events, including offerings by us of our common stock for cash or in connection with acquisitions. We are not restricted from issuing additional shares of common stock during the term of the purchase contracts and have no obligation to consider the interests of holders of MEDS Equity Units for any reason. If we issue additional shares of common stock, that issuance may materially and adversely affect the price of our common stock and, because of the relationship of the number of shares holders are to receive under the purchase contracts to the price of our common stock, may adversely affect the trading price of Corporate MEDS or Treasury MEDS.

THE SECONDARY MARKET FOR THE MEDS EQUITY UNITS MAY BE ILLIQUID.

It is not possible to predict how the Corporate MEDS, Treasury MEDS or notes will trade in the secondary market or whether the secondary market will be liquid or illiquid. There is currently no secondary market for the Corporate MEDS, Treasury MEDS or notes. The Corporate MEDS have been approved for listing on the NYSE under the symbol 'KSE PrA.' We do not have any obligation or current intention to apply for any separate listing of the Treasury MEDS or notes. There can be no assurance as to the liquidity of any secondary market that may develop for the Corporate MEDS, the Treasury MEDS or the notes, a holder's ability to sell these securities or whether a trading market, if it develops, will continue. In addition, in the event a holder were to substitute Treasury securities for notes or notes for Treasury securities, thereby converting Corporate MEDS to Treasury MEDS or Treasury MEDS to Corporate MEDS, as the case may be, the liquidity of Corporate MEDS or Treasury MEDS could be adversely affected. There can be no assurance that the Corporate MEDS will not be delisted from the NYSE or that trading in the Corporate MEDS will not be suspended as a result of the election by one or more holders to create Treasury MEDS, which could cause the number of Corporate MEDS to fall below the requirement for listing securities on the NYSE that at least 1,000,000 Corporate MEDS be outstanding at any time with a minimum of 400 holders. The underwriters have advised us that they currently intend to make a market for the Corporate MEDS, the Treasury MEDS and the notes; however, they are not obligated to do so and they may discontinue any market making at any time.

A MEDS EQUITY UNIT HOLDER'S RIGHTS TO THE PLEDGED SECURITIES WILL BE SUBJECT TO OUR SECURITY INTEREST.

Although holders of MEDS Equity Units will be the beneficial owners of the related notes, Treasury securities or applicable ownership interest in the applicable Treasury portfolio, as the case may be, those securities will be pledged to The Bank of New York, as the collateral agent, to secure the holders' obligations under the related purchase contracts. Thus, the holders' rights to the pledged securities will be subject to our security interest. Additionally, notwithstanding the automatic termination of the purchase contracts in the event that we become the subject of a case under the U.S. Bankruptcy Code, the delivery of the pledged securities to holders of MEDS Equity Units may be delayed by the imposition of the automatic stay of Section 362 of the Bankruptcy Code.

WE MAY REDEEM THE NOTES UPON THE OCCURRENCE OF A TAX EVENT.

We have the option to redeem the notes, upon at least 30 but not more than 60 days' prior written notice, in whole but not in part, if a tax event occurs and continues under the circumstances described in this prospectus supplement under 'Certain Terms of the Notes -- Tax Event Redemption.' If we exercise this option, we will redeem the notes at the redemption amount plus accrued and unpaid interest, if any, which we refer to as the redemption price. Unless the notes have been successfully remarketed, if the tax event redemption occurs prior to May 16, 2005, the redemption price payable to holders of the Corporate MEDS in respect of notes that are included in Corporate MEDS will be distributed to the collateral agent, who in turn will purchase the tax event Treasury portfolio on behalf of the holders, and will remit the remainder of the redemption price, if any, to the holders. The tax event Treasury portfolio will be substituted for notes that are components of Corporate MEDS as collateral to secure the holders' obligations under the related purchase contracts. Holders of notes that are not components of Corporate MEDS will receive redemption payments directly. There can be no assurance as to the impact on the market prices for the Corporate MEDS if the tax event Treasury portfolio is substituted as collateral in place of the notes so redeemed. A tax event redemption will be a taxable event to the holders of the notes.

WE ARE A HOLDING COMPANY. THE INDENTURE DOES NOT LIMIT THE AMOUNT OF DEBT OR PREFERRED STOCK THAT WE OR OUR SUBSIDIARIES MAY ISSUE OR INCUR. THE CLAIMS OF CREDITORS AND HOLDERS OF DEBT AND PREFERRED STOCK OF OUR SUBSIDIARIES ARE EFFECTIVELY SENIOR TO CLAIMS OF HOLDERS OF NOTES AND TO CLAIMS OF THE HOLDERS OF THE MEDS EQUITY UNITS. IN ADDITION, CONTRACT ADJUSTMENT PAYMENTS WILL BE OUR SUBORDINATED OBLIGATIONS.

The notes will be issued as a new series of senior unsecured debt securities under an indenture between us and JPMorgan Chase Bank, as trustee, and will rank equally and ratably in right of payment with all of our other senior unsecured and unsubordinated obligations. The indenture does not limit our ability to issue or incur other unsecured debt.

We are a holding company that derives all of our income from our subsidiaries. Accordingly, our ability to service our debt, including our obligations under the notes, and other obligations are primarily dependent on the earnings of our subsidiaries and the payment of those earnings to us, in the form of dividends, loans or advances and through repayment of loans or advances from us. In addition, any payment of dividends, loans or advances by those subsidiaries could be subject to statutory or contractual restrictions. Our subsidiaries have no obligation to pay any amounts due on the notes. Upon liquidation or reorganization of any of our subsidiaries, the claims of that subsidiary's creditors and preferred shareholders generally will be paid before payments can be made to us that could be applied to make payments on the notes or the MEDS Equity Units or to our other creditors. As a result, the notes and contract adjustment payments under the purchase contracts will be structurally subordinated to the obligations and liabilities of our subsidiaries. As of March 31, 2002, the aggregate accrued liabilities and other obligations of our subsidiaries were approximately $4.4 billion. In addition, our obligations with respect to contract adjustment payments will be subordinate and junior in right of payment to our obligations under any of our senior indebtedness.

THE PURCHASE CONTRACT AGREEMENT WILL NOT BE QUALIFIED UNDER THE TRUST INDENTURE ACT AND THE OBLIGATIONS OF THE PURCHASE CONTRACT AGENT ARE LIMITED.

The purchase contract agreement between the purchase contract agent and us will not be qualified as an indenture under the Trust Indenture Act of 1939, and the purchase contract agent will not be required to qualify as a trustee under the Trust Indenture Act. The notes constituting a part of the Corporate MEDS will be issued pursuant to an indenture, which has been qualified under the Trust Indenture Act. Accordingly, if you hold MEDS Equity Units, you will not have the benefit of the protections of the Trust Indenture Act other than to the extent applicable to a note included in a Corporate MEDS. The protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include:

      disqualification of the indenture trustee for 'conflicting interests,' as defined under the Trust Indenture Act;

      provisions preventing a trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately prior to or after a default under such indenture; and

      the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE MEDS EQUITY UNITS ARE UNCLEAR.

No statutory, judicial or administrative authority directly addresses the treatment of the MEDS Equity Units or instruments similar to the units for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of the MEDS Equity Units are unclear.

WE WILL TREAT THE NOTES AS CONTINGENT PAYMENT DEBT INSTRUMENTS AND YOU WILL BE REQUIRED TO ACCRUE ORIGINAL ISSUE DISCOUNT.

Under the indenture, we and each holder agree, for U.S. federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt instruments. As a result, you will be required to include any original issue discount in income during your ownership of the notes, subject to some adjustments. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange or other disposition of the notes at any time up to six months after the date on which the interest rate on the notes is reset; thus, the ability to offset such ordinary income with a loss, if any, on a purchase contract may be limited. See 'United States Federal Income Tax Consequences.'

                                 CAPITALIZATION

The following table sets forth as of March 31, 2002:

     our actual short-term debt and capitalization; and

     our short-term debt and capitalization as adjusted to reflect the issuance of the MEDS Equity Units (assuming the underwriters do not exercise their overallotment option) and the use of the proceeds thereof to pay down short-term debt as described under the caption 'Use of Proceeds.'

You should read this table in conjunction with our consolidated financial statements and the notes to these consolidated financial statements incorporated by reference in this prospectus supplement.

                                                                  AT MARCH 31, 2002
                                                              --------------------------
                                                                                  AS
                                                                ACTUAL         ADJUSTED
                                                                ------         --------
                                                                    (IN THOUSANDS)
Short-term debt, including current maturities of long-term
  debt......................................................  $1,039,981      $  652,731
                                                              ----------      ----------
                                                              ----------      ----------
Long-term debt..............................................   4,693,403       4,693,403
Notes due 2008..............................................      --             400,000
                                                              ----------      ----------
    Total long-term debt....................................   4,693,403       5,093,403
                                                              ----------      ----------
Preferred stock.............................................      84,077          84,077
                                                              ----------      ----------
Common stock, $.01 par value; authorized 450,000,000 shares;
  outstanding 140,570,579 shares (1)........................   2,991,307       2,991,307
Retained earnings...........................................     602,990         560,268(2)
Accumulated comprehensive income............................     (30,475)        (30,475)
Treasury stock purchased....................................    (527,826)       (527,826)
                                                              ----------      ----------
    Total common shareholders' equity.......................   3,035,996       2,993,274
                                                              ----------      ----------
    Total capitalization (3)................................  $7,813,476      $8,170,754
                                                              ----------      ----------
                                                              ----------      ----------

---------

(1) The number of outstanding shares does not include the common stock issuable upon settlement of the purchase contracts underlying the MEDS Equity Units and common stock issuable upon exercise of outstanding options, warrants and other convertible securities.

(2) Reflects an adjustment of $42,722,328 representing the present value of the contract adjustment payments payable in connection with the purchase contracts underlying the MEDS Equity Units.

(3) Consists of Long-term debt, Preferred stock and Total common shareholders' equity.

                     COMMON STOCK DIVIDENDS AND PRICE RANGE

We have paid dividends on our common stock each year since 1998. Our 15th consecutive quarterly dividend on our common stock was paid on February 1, 2002 to holders of record on January 15, 2002 in the amount of $0.445 per share. Purchasers of the MEDS Equity Units offered hereby will not be entitled to receive any quarterly dividend with a record date prior to the purchase contract settlement date or any early settlement date. It is generally our practice to pay dividends quarterly on the 1st day of February, May, August and November. The payment of dividends is within the sole discretion of our Board of Directors. See 'Description of Common Stock' in the accompanying prospectus.

The high and low sales prices of our common stock, as reported on the New York Stock Exchange consolidated tape (NYSE ticker symbol: 'KSE'), and dividends paid per share, for the periods indicated, are presented below:

                                                          PRICE RANGE
                                                        ---------------   DIVIDENDS PAID
                                                         HIGH     LOW       PER SHARE
                                                         ----     ---       ---------
2000
    First Quarter.....................................  $27.88   $20.19       $0.445
    Second Quarter....................................  $32.69   $26.00       $0.445
    Third Quarter.....................................  $40.13   $30.94       $0.445
    Fourth Quarter....................................  $43.63   $33.50       $0.445
2001
    First Quarter.....................................  $41.94   $34.20       $0.445
    Second Quarter....................................  $41.10   $35.75       $0.445
    Third Quarter.....................................  $37.20   $29.10       $0.445
    Fourth Quarter....................................  $35.35   $31.53       $0.445
2002
    First Quarter.....................................  $36.72   $30.01       $0.445
    Second Quarter (through April 30, 2002)...........  $37.45   $34.35         --

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated:

          TWELVE MONTHS ENDED             NINE MONTHS    TWELVE MONTHS ENDED    THREE MONTHS
               MARCH 31,                     ENDED          DECEMBER 31,           ENDED
---------------------------------------   DECEMBER 31,  ---------------------    MARCH 31,
     1997(a)              1998(a)             1998      1999    2000    2001        2002
     -------              -------             ----      ----    ----    ----        ----
       2.21                 2.44              (b)       3.23    3.04    2.10        4.82

---------

 (a) Represents ratio of earnings to fixed charges for our predecessor, Long Island Lighting Company.

 (b) For the nine months ended December 31, 1998, earnings were insufficient to cover fixed charges by $365.0 million. During the nine months ended December 31, 1998, we incurred the following special charges (after tax): charges associated with the transaction with the Long Island Power Authority of $107.9 million; charges associated with the combination of Long Island Lighting Company's gas and electric services businesses with us of $83.5 million; an impairment charge of $54.1 million to write-down the value of proved gas reserves; and a charge of $13.0 million to establish a not-for-profit philanthropic foundation.

                                USE OF PROCEEDS

The net proceeds from this offering will be used to repay approximately $387,250,000 of commercial paper that was issued for general corporate purposes. The commercial paper currently bears interest at a weighted average annualized interest rate of 2.03% and has a maturity of up to 270 days. Certain underwriters of this offering are dealers under our commercial paper program and may receive proceeds from this offering.

                              ACCOUNTING TREATMENT

The net proceeds from the sale of the MEDS Equity Units will be allocated between the purchase contracts and the notes on our financial statements. The present value of the MEDS Equity Units contract adjustment payments will be initially charged to common shareholders' equity, with an offsetting credit to liabilities. Subsequent contract adjustment payments are allocated between this liability account and interest expense based on a constant rate calculation over the life of the transaction.

The purchase contracts are forward transactions in our common stock. Upon settlement of the purchase contract, we will receive $50 on that purchase contract and will issue the requisite number of shares of our common stock. The $50 that we receive will be credited to common shareholders' equity.

Before the issuance of our common stock upon settlement of the purchase contracts, the purchase contracts will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share (based on the settlement formula applied at the end of the reporting period) is deemed to be increased by the excess, if any, of the number of shares that would be issued upon settlement of the purchase contracts over the number of shares that could be purchased by us in the market (at the average market price during the period) using the proceeds receivable upon settlement. Consequently, we anticipate that there will be no dilutive effect on our earnings per share except during periods when the average market price of our common stock is above $42.36.

The Emerging Issues Task Force of the FASB is considering proposals related to accounting for certain securities and financial instruments, including securities such as the MEDS Equity Units. The current proposals being considered include rulemaking that, if adopted, would endorse the treasury stock method of accounting discussed above. Alternatively, other proposals being considered could result in the common shares issuable pursuant to the purchase contracts to be deemed outstanding and included in the calculation of diluted earnings per share, and could result in periodic 'marking to market' of the purchase contracts, causing periodic charges or credits to income. If this latter approach were adopted, our diluted earnings per share could increase and decrease from quarter to quarter to reflect the lesser and greater number of shares issuable upon satisfaction of the purchase contracts. The outcome of the EITF rulemaking is uncertain.

The FASB has issued an exposure draft entitled 'Accounting for Financial Instruments with Characteristics of Liabilities, Equity or Both.' Under the proposed Statement, any financial instrument that is issued in the form of shares that are subject to mandatory redemption provisions are classified as liabilities. This proposed Statement would require that, in the initial year of adoption, an entity restate all financial statements for earlier years presented for the effects of financial instruments within the scope of this Statement that were outstanding at any time during the initial year of adoption. This proposed Statement would be effective for fiscal years beginning after June 15, 2002. As the exposure draft is currently written, the notes component of the MEDS Equity Units would continue to be required to be classified as a liability.

Because the exposure draft is subject to future deliberations, the ultimate outcome and timing of the exposure draft and its effect on the financial statement presentation of this offering is uncertain.

                      DESCRIPTION OF THE MEDS EQUITY UNITS

This section summarizes some of the terms of the MEDS Equity Units, and together with the summary of some of the provisions of the purchase contract agreement, the pledge agreement, the indenture and the notes described below, contains a description of all of the material terms of the MEDS Equity Units. This summary, however, does not contain a complete description of the MEDS Equity Units. You should read this summary together with the purchase contract agreement, the pledge agreement, the indenture and the notes for a complete understanding of the provisions that may be important to you and for the definitions of some of the terms used in this summary. The indenture has been filed with the SEC and the form of purchase contract agreement, pledge agreement, the first and second supplemental indentures to the indenture and the notes will be filed with the SEC. This summary supplements the information in 'Description of Stock Purchase Contracts and Stock Purchase Units' and 'Description of Debt Securities' contained in the accompanying prospectus and, to the extent it is inconsistent with the accompanying prospectus, replaces the descriptions in that prospectus.

We will issue the MEDS Equity Units under the purchase contract agreement between the purchase contract agent and us. The MEDS Equity Units will initially consist of 8,000,000 Corporate MEDS (9,200,000 Corporate MEDS if the underwriters exercise their overallotment option in full), each with a stated amount of $50.

CORPORATE MEDS

Each Corporate MEDS will consist of a unit comprised of:

(1) a purchase contract pursuant to which

   (A) the holder will agree to purchase from us no later than May 16, 2005, for $50, a number of newly issued shares of our common stock equal to the settlement rate described below under 'Description of the Purchase Contracts -- Purchase of our Common Stock,' ' -- Early Settlement by Delivering Cash' and ' -- Early Settlement upon Cash Merger' and

   (B) we will make quarterly unsecured contract adjustment payments to the holder at the rate of 3.85% of the stated amount per year, and

(2) either

   (A) so long as no tax event redemption has occurred

        a note with a $50 principal amount, or

        following a successful remarketing of the notes on or prior to the ninth business day immediately preceding May 16, 2005, the applicable ownership interest in a portfolio of zero-coupon U.S. Treasury securities maturing on May 15, 2005, which is referred to as the Treasury portfolio, or

   (B) after a tax event redemption has occurred

        the applicable ownership interest in a portfolio of zero-coupon U.S. Treasury securities as more fully described under 'Certain Terms of the Notes -- Tax Event Redemption,' which is referred to as the tax event Treasury portfolio.

'Applicable ownership interest' means, with respect to a portfolio of zero-coupon U.S. Treasury securities contained in a Corporate MEDS:

(1) for a Treasury portfolio,

    a 1/20, or 5%, undivided beneficial ownership interest in a $1,000 face amount principal or interest strip in a U.S. Treasury security included in the Treasury portfolio that matures on May 15, 2005, and a 0.06125% undivided beneficial ownership interest in a $1,000 face amount principal or interest strip in a U.S. Treasury security included in the Treasury portfolio that matures on May 15, 2005; and

(2) for a tax event Treasury portfolio,

    a 1/20, or 5%, undivided beneficial ownership interest in a $1,000 face amount principal or interest strip in a U.S. Treasury security included in the tax event Treasury portfolio that matures on May 15, 2005, and for each scheduled interest payment date on the notes that occurs after the tax event redemption date through the purchase contract settlement date, a 0.06125% undivided beneficial ownership interest in a $1,000 face amount principal or interest strip in a U.S. Treasury security included in the tax event Treasury portfolio maturing on or prior to the day immediately preceding the relevant interest payment date.

For United States federal income tax purposes, the purchase price of each Corporate MEDS will be allocated between the related purchase contract and the note in proportion to their respective fair market values at the time of issuance. We expect that, at the time of issuance, the fair market value of each note will be $50 and the fair market value of each purchase contract will be $0. This position generally will be binding on each beneficial owner of each Corporate MEDS, but not on the Internal Revenue Service, or IRS. See 'United States Federal Income Tax Consequences -- Corporate MEDS -- Allocation of Purchase Price.'

As long as a MEDS Equity Unit is in the form of a Corporate MEDS, the note or the appropriate applicable ownership interest in any Treasury portfolio, as applicable, forming a part of the Corporate MEDS will be pledged to the collateral agent to secure the holder's obligation to purchase our common stock under the related purchase contract.

CREATING TREASURY MEDS

Unless the tax event Treasury portfolio has replaced the notes as a component of the Corporate MEDS as the result of a tax event redemption, each holder of Corporate MEDS will have the right, at any time prior to 11:00 a.m. (New York City time) on the fourth business day immediately preceding February 16, 2005, which we refer to as the election date, to substitute for the related notes held by the collateral agent, zero-coupon U.S. Treasury securities (CUSIP
No. 912803AD5) maturing on May 15, 2005, which are referred to as Treasury securities, having a principal amount at maturity equal to the aggregate principal amount of the notes for which substitution is being made. These substitutions will create Treasury MEDS, and the notes will be released to the holder. Because Treasury securities are issued in integral multiples of $1,000, holders of Corporate MEDS may make these substitutions only in integral multiples of 20 Corporate MEDS. The final time you may create Treasury MEDS is 11:00 a.m. (New York City time) on the election date.

Each Treasury MEDS will consist of a unit, comprised of:

(1) a purchase contract pursuant to which

     the holder will agree to purchase from us no later than May 16, 2005, for $50, a number of newly issued shares of our common stock equal to the settlement rate described below under 'Description of the Purchase Contracts -- Purchase of our Common Stock,' ' -- Early Settlement by Delivering Cash' and ' -- Early Settlement upon Cash Merger' and we will make quarterly unsecured contract adjustment payments to the holder at the rate of 3.85% of the stated amount per year, and

(2) a 1/20, or 5%, undivided beneficial ownership interest in a Treasury security having a principal amount at maturity of $1,000.

For example, to create 20 Treasury MEDS, the Corporate MEDS holder will:

     deposit with the collateral agent a Treasury security having a principal amount of $1,000 that matures on May 15, 2005; and

     transfer 20 Corporate MEDS to the purchase contract agent accompanied by a notice stating that the holder has deposited the required Treasury securities with the collateral agent and requesting that the purchase contract agent instruct the collateral agent to release to the holder the $1,000 principal amount of notes relating to the 20 Corporate MEDS.

Upon that deposit and the receipt of an instruction from the purchase contract agent, the collateral agent will release the related $1,000 principal amount of notes from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent then will:

     cancel the 20 Corporate MEDS;

     transfer the related $1,000 principal amount of notes to the holder; and

     deliver 20 Treasury MEDS to the holder.

The Treasury securities will be substituted for the notes and will be pledged to the collateral agent to secure the holder's obligation to purchase our common stock under the related purchase contracts. The related notes released to the holder thereafter will trade separately from the Treasury MEDS. Contract adjustment payments will be payable by us on these Treasury MEDS on each payment date from the later of August 16, 2002 and the last payment date on which contract adjustment payments were made on the related purchase contract (whether as a component of the Treasury MEDS or a Corporate MEDS). In addition, OID will accrue on the related Treasury securities. See 'United States Federal Income Tax Consequences -- Treasury MEDS -- Interest Income and Original Issue Discount.'

RECREATING CORPORATE MEDS

Unless the tax event Treasury portfolio has replaced the notes as a component of the Corporate MEDS as a result of a tax event redemption, each holder of Treasury MEDS will have the right, at any time prior to 11:00 a.m. (New York City time) on the election date, to substitute for the related Treasury securities held by the collateral agent, notes in an aggregate principal amount equal to the aggregate principal amount at maturity of the Treasury securities for which substitution is being made. These substitutions will recreate Corporate MEDS, and the related Treasury securities will be released to the holder. Because Treasury securities are issued in integral multiples of $1,000, holders of Treasury MEDS may make these substitutions only in integral multiples of 20 Treasury MEDS.

For example, to recreate 20 Corporate MEDS, the Treasury MEDS holder will:

     deposit with the collateral agent notes with an aggregate principal amount of $1,000, which notes will have been purchased in the open market at the holder's expense or are held by the holder as a result of creating Treasury MEDS; and

     transfer 20 Treasury MEDS to the purchase contract agent accompanied by a notice stating that the holder has deposited notes with an aggregate principal amount of $1,000 with the collateral agent and requesting that the purchase contract agent instruct the collateral agent to release to the holder the Treasury securities relating to the 20 Treasury MEDS.

Upon that deposit and the receipt of an instruction from the purchase contract agent, the collateral agent will release the related Treasury securities from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent will then:

     cancel the 20 Treasury MEDS;

     transfer the related Treasury securities to the holder; and

     deliver 20 Corporate MEDS to the holder.

The notes will be substituted for the Treasury securities and will be pledged to the collateral agent to secure the holder's obligation to purchase our common stock under the related purchase contracts.

Holders that elect to substitute pledged securities, thereby creating Treasury MEDS or recreating Corporate MEDS, will be responsible for any fees or expenses payable in connection with the substitution.

CURRENT PAYMENTS

Holders of Corporate MEDS will be entitled to receive cash payments on the Corporate MEDS, payable quarterly in arrears, consisting of:

     interest on the related notes payable by us or cash distributions on the applicable ownership interest of any Treasury portfolio, as applicable, at the rate of 4.90% of the stated amount per year, and distributions of quarterly contract adjustment payments payable by us at the rate of 3.85% of the stated amount per year.

Holders who create Treasury MEDS will be entitled to receive quarterly cash distributions of contract adjustment payments payable by us at the rate of 3.85% of the stated amount per year. Each MEDS Equity Unit will have a stated amount of $50. Although holders of Treasury MEDS will not receive any interest payments on the Treasury securities pledged in connection with the creation of the Treasury MEDS, they will be required to accrue OID on these Treasury securities.

Our obligations with respect to the contract adjustment payments will be subordinate and junior in right of payment to our obligations under any of our senior indebtedness. 'Senior indebtedness' with respect to the contract adjustment payments means our indebtedness of any kind provided the instrument under which such indebtedness is incurred does not expressly provide otherwise. The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated debt obligations. See 'Description of Debt Securities' in the accompanying prospectus.

VOTING AND CERTAIN OTHER RIGHTS

Holders of purchase contracts forming part of the Corporate MEDS or Treasury MEDS, in their capacities as such holders, will have no rights with respect to our common stock (including, without limitation, voting rights, rights to receive any dividends or other distributions on our common stock and any rights under our shareholder rights plan).

LISTING OF THE SECURITIES

The Corporate MEDS have been approved for listing on the NYSE under the symbol 'KSE PrA.' Unless and until substitution has been made as described in ' -- Creating Treasury MEDS' or ' -- Recreating Corporate MEDS,' neither the notes nor the Treasury securities component of a Treasury MEDS will trade separately from Corporate MEDS or Treasury MEDS. The notes or any Treasury portfolio component will trade as a unit with the purchase contract component of the Corporate MEDS, and the Treasury securities component will trade as a unit with the purchase contract component of the Treasury MEDS. We have no obligation or current intention to apply for listing of the Treasury MEDS or notes.

Our common stock is listed on the NYSE and trades under the symbol 'KSE.' The shares of our common stock issuable upon settlement of each purchase contract have been approved for listing on the NYSE, subject to notice of issuance.

MISCELLANEOUS

We, our subsidiaries or our affiliates may from time to time, to the extent permitted by law, purchase any of the Corporate MEDS, Treasury MEDS or notes which are then outstanding by tender, in the open market or by private agreement.

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                     DESCRIPTION OF THE PURCHASE CONTRACTS

This section summarizes some of the terms of the purchase contract agreement, purchase contracts, pledge agreement, remarketing agreement and second supplemental indenture establishing the terms of the notes and uses some terms that are not defined in this prospectus supplement or the accompanying prospectus but that are defined in the purchase contract agreement. This summary does not contain a complete description of the purchase contracts. You should read this summary together with the purchase contract agreement, pledge agreement, remarketing agreement and second supplemental indenture for a complete understanding of the provisions that may be important to you. The forms of such documents will be filed with the SEC.

PURCHASE OF OUR COMMON STOCK

Unless settled early or terminated as described under ' -- Early Settlement by Delivering Cash,' ' -- Early Settlement upon Cash Merger' or ' -- Termination of Purchase Contracts,' each purchase contract underlying a MEDS Equity Unit will obligate the holder of the purchase contract to purchase, and us to sell, on May 16, 2005, for $50 in cash, a number of newly issued shares of our common stock equal to the 'settlement rate.' The settlement rate will be calculated, subject to adjustment under the circumstances described in ' -- Anti-Dilution Adjustments,' as follows:

     if the applicable market value of our common stock is equal to or greater than the threshold appreciation price of $42.36, which is approximately 20% above the reference price of $35.30, the settlement rate will be 1.1804 shares, which is equal to $50 divided by the threshold appreciation price. Accordingly, if the market price for our common stock increases, between the date of this prospectus supplement and the period during which the applicable market value of our common stock is measured, to an amount that is higher than the threshold appreciation price, the aggregate market value of the shares of our common stock issued upon settlement of the purchase contract will be higher than $50, assuming that the market price of our common stock on the date of settlement is the same as the applicable market value of our common stock. If the market price is the same as the threshold appreciation price, the aggregate market value of those shares of our common stock will be equal to $50, assuming that the market price of our common stock on the date of settlement is the same as the applicable market value of our common stock;

     if the applicable market value of our common stock is less than the threshold appreciation price but greater than the reference price, the settlement rate will be equal to $50 divided by the applicable market value of our common stock. Accordingly, if the market price for our common stock increases between the date of this prospectus supplement and the period during which the applicable market value of our common stock is measured, but the market price is less than the threshold appreciation price, the aggregate market value of the shares of our common stock issued upon settlement of the purchase contract will be equal to $50, assuming that the market price of our common stock on the date of settlement is the same as the applicable market value of our common stock; and

     if the applicable market value of our common stock is less than or equal to the reference price, the settlement rate will be 1.4164 shares, which is equal to $50 divided by the reference price. Accordingly, if the market price for our common stock decreases between the date of this prospectus supplement and the period during which the applicable market value of our common stock is measured, the aggregate market value of the shares of our common stock issued upon settlement of the purchase contract will be less than $50, assuming that the market price of our common stock on the date of settlement is the same as the applicable market value of our common stock. If the applicable market value of our common stock equals the reference price, the aggregate market value of those shares of our common stock will be equal to $50, assuming that the market price of our common stock on the date of settlement is the same as the applicable market value of our common stock.

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'Applicable market value of our common stock' means the average of the closing price per share of our common stock on the 20 consecutive trading days ending on the third trading day immediately preceding May 16, 2005.

'Closing price' of our common stock on any date of determination means the closing sale price as of the close of the principal trading session (or, if no closing price is reported, the last reported sale price) of our common stock on the NYSE on that date or, if our common stock is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States national or regional securities exchange on which our common stock is so listed. If our common stock is not so listed on a United States national or regional securities exchange, the closing price means the last sale price of our common stock as reported by the Nasdaq Stock Market or, if our common stock is not so reported, the last quoted bid price for our common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the closing price means the market value of our common stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

A 'trading day' means a day on which our common stock is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common stock.

We will not issue any fractional shares of our common stock pursuant to the purchase contracts. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis) in respect of the purchase contracts being settled on the purchase contract settlement date by a holder of MEDS Equity Units, the holder will be entitled to receive an amount of cash equal to the fraction of a share multiplied by the applicable market value of our common stock.

On the business day immediately preceding May 16, 2005, unless:

     a holder of MEDS Equity Units has settled the related purchase contracts through the early delivery of cash to the purchase contract agent in the manner described under ' -- Early Settlement by Delivering Cash' or under ' -- Early Settlement upon Cash Merger;'

     a holder of MEDS Equity Units has settled the related purchase contracts with cash on the fourth business day immediately preceding May 16, 2005, pursuant to prior notice given in the manner described under ' -- Notice to Settle with Cash;' or an event described under ' -- Termination of Purchase Contracts' below has occurred,

then

     in the case of Corporate MEDS, we will exercise our rights as a secured party and retain the notes pledged as collateral or dispose of the notes in accordance with applicable law. Following such action, the holder's obligation to purchase our common stock under the related purchase contracts on the purchase contract settlement date will be satisfied in full; or

     in the case of Treasury MEDS, or in the event that a Treasury portfolio has replaced the notes as a component of the Corporate MEDS as the result of a successful remarketing of the notes or a tax event redemption, in the case of Corporate MEDS, the principal amount of the related Treasury securities or a portion of the appropriate applicable ownership interest in a Treasury portfolio, as applicable, when paid at maturity, will automatically be applied to satisfy in full the holder's obligation to purchase our common stock under the related purchase contracts.

Our common stock will then be issued and delivered to the holder or the holder's designee, upon presentation and surrender of the certificate evidencing the MEDS Equity Units and payment by the holder of any transfer or similar taxes payable in connection with the issuance of our common stock to any person other than the holder.

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Each holder of MEDS Equity Units, by acceptance of these securities, will be deemed to have:

     irrevocably agreed to be bound by the terms and provisions of the related purchase contracts and the pledge agreement and to have agreed to perform such holder's obligations thereunder for so long as the holder remains a holder of the MEDS Equity Units; and

     duly appointed the purchase contract agent as the holder's attorney-in-fact to enter into and perform under the related purchase contracts and pledge agreement on behalf of and in the name of the holder.

In addition, each holder and beneficial owner of MEDS Equity Units, by acceptance of these securities, will be deemed to have agreed to treat itself as the owner of the related notes, the appropriate applicable ownership interest of any Treasury portfolio or the Treasury securities, as the case may be.

So long as the MEDS Equity Units are held through the depositary, the beneficial owners will have rights and obligations with respect to the MEDS Equity Units equivalent to those of a holder except that such rights and obligations are exercisable only through the depositary or its participants. See ' -- Book-Entry Only System.'

REMARKETING

Pursuant to the remarketing agreement and subject to the terms of the supplemental remarketing agreement among the remarketing agent, the purchase contract agent and us, unless a tax event redemption has occurred, the notes of Corporate MEDS holders will be remarketed on the third business day immediately preceding February 16, 2005, which we refer to as the initial remarketing date, unless the remarketing agent, with the consent of KeySpan, delays the remarketing to a later date.

The remarketing agent will use its commercially reasonable best efforts to remarket the notes on the initial remarketing date at a price of at least 100.25% of the aggregate applicable Treasury portfolio purchase price described below. A portion of the proceeds from a successful remarketing equal to the Treasury portfolio purchase price will be applied to purchase the Treasury portfolio consisting of:

     interest or principal strips of U.S. Treasury securities that mature on May 15, 2005, in an aggregate amount equal to the principal amount of the notes included in Corporate MEDS; and

     interest or principal strips of U.S. Treasury securities that mature on May 15, 2005, in an aggregate amount equal to the aggregate interest payment that would be due on May 16, 2005 on the principal amount of the notes that would have been included in Corporate MEDS assuming no remarketing and that the interest rate on the notes was not reset as described in 'Certain Terms of the Notes -- Market Rate Reset.'

In addition, the remarketing agent will deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the applicable Treasury portfolio purchase price from any amount of the proceeds from the remarketing of the notes in excess of the applicable Treasury portfolio purchase price. The remarketing agent will then remit the remaining portion of the proceeds from the remarketing of the notes, if any, for the benefit of the holders. Corporate MEDS holders whose notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

As used in this context, 'Treasury portfolio purchase price' means the lowest aggregate price quoted by a primary U.S. government securities dealer in The City of New York to the quotation agent on the date of the successful remarketing, for the purchase of the applicable Treasury portfolio described above for settlement on the third business day immediately following such date.

'Quotation agent' means J.P. Morgan Securities Inc. or its successor or any other primary U.S. government securities dealer in The City of New York selected by us.

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If (1) despite using its commercially reasonable best efforts, the remarketing agent cannot remarket the notes on the initial remarketing date, other than to us, at a price of at least 100.25% of the Treasury portfolio purchase price, or
(2) the remarketing has not occurred because a condition precedent to the remarketing has not been satisfied, in each case resulting in a failed remarketing, the notes will continue to be a component of Corporate MEDS and one or more remarketings will be attempted as described below.

If the remarketing of the notes on the initial remarketing date has resulted in a failed remarketing, unless a tax event redemption has occurred, the remarketing agent will use its commercially reasonable best efforts to remarket the notes on one or more subsequent occasions after the initial remarketing date until the ninth business day immediately preceding May 16, 2005. Any such remarketing will be at a price equal to at least 100.25% of the Treasury portfolio purchase price.

A portion of the proceeds from a successful remarketing equal to the Treasury portfolio purchase price will be applied to purchase the Treasury portfolio. In addition, the remarketing agent will deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the applicable Treasury portfolio purchase price from any amount of the proceeds from the remarketing of the notes in excess of the applicable Treasury portfolio purchase price. The remarketing agent will then remit the remaining portion of the proceeds from the remarketing of the notes, if any, for the benefit of the holders. Corporate MEDS holders whose notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

Following a successful remarketing on or prior to the ninth business day immediately preceding May 16, 2005, the Treasury portfolio will be substituted for the notes and will be pledged to the collateral agent to secure the Corporate MEDS holders' obligation to purchase our common stock under the purchase contracts.

If a successful remarketing of notes has not occurred on or prior to the ninth business day immediately preceding May 16, 2005, unless a tax event redemption has occurred, the notes of Corporate MEDS holders who have failed to notify the purchase contract agent on or prior to 5:00 p.m. (New York City time) on the fifth business day immediately preceding May 16, 2005 of their intention to settle the related purchase contracts with cash, or who have given such notice but failed to make the required payment on or prior to 11:00 a.m. (New York City time) on the fourth business day immediately preceding May 16, 2005, will be remarketed on the third business day immediately preceding May 16, 2005.

In such case, the remarketing agent will then use its commercially reasonable best efforts to remarket the notes at a price of approximately 100.25%, but not less than 100%, of the aggregate principal amount of the notes. A portion of the proceeds from such remarketing equal to the aggregate principal amount of the notes will automatically be applied to satisfy in full the Corporate MEDS holders' obligation to purchase our common stock under the related purchase contracts on the purchase contract settlement date.

In addition, the remarketing agent will deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the aggregate principal amount of the remarketed notes from any amount of the proceeds from the remarketing of the notes in excess of the aggregate principal amount of those remarketed notes. The remarketing agent will then remit the remaining portion of the proceeds from the remarketing of those notes, if any, for the benefit of the holders. Corporate MEDS holders whose notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

If (1) despite using its commercially reasonable best efforts, the remarketing agent cannot remarket the notes on the third business day immediately preceding May 16, 2005, other than to us, at a price of at least 100% of the aggregate principal amount of the notes, or (2) the remarketing has not occurred because a condition precedent to the remarketing has not been satisfied, in each case resulting in a failed remarketing, we will exercise our rights as a secured party and retain the notes pledged as collateral or dispose of the notes in accordance with applicable law. Following

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

such action, each holder's obligation to purchase our common stock under the related purchase contracts on the purchase settlement date will be satisfied in full.

We will cause a notice of a failed final remarketing of notes to be published on the second business day immediately preceding May 16, 2005, in a daily newspaper in the English language of general circulation in The City of New York, which is expected to be The Wall Street Journal. In addition, we will request, not later than 7 nor more than 15 calendar days prior to the initial remarketing date, that the depositary notify its participants holding notes and Corporate MEDS of the initial remarketing. It is currently anticipated that J.P. Morgan Securities Inc. will be the remarketing agent.

EARLY SETTLEMENT BY DELIVERING CASH

At any time prior to 11:00 a.m. (New York City time) on the election date, a holder of MEDS Equity Units may settle the related purchase contracts in their entirety provided that at such time, if so required under the U.S. federal securities laws, there is in effect a registration statement covering the shares of our common stock or other securities to be delivered in respect of the purchase contracts being settled, by presenting and surrendering the related MEDS Equity Units certificate at the office of the purchase contract agent with the form of 'Election to Settle Early' on the reverse side of such certificate completed and executed as indicated (if such MEDS Equity Units are held in certificated form), accompanied by payment to us in immediately available funds of an amount equal to:

     $50 multiplied by the number of purchase contracts being settled, plus if the delivery is made with respect to any purchase contract during the period from the close of business on any record date next preceding any payment date to the opening of business on such payment date, an amount equal to the contract adjustment payments payable on the payment date with respect to the purchase contract.

Holders of Corporate MEDS may settle early only in integral multiples of 20 Corporate MEDS. If a Treasury portfolio has replaced the notes as a component of Corporate MEDS as a result of a successful remarketing of the notes or a tax event redemption, holders of the Corporate MEDS may settle early only in integral multiples of 80,000 Corporate MEDS. Holders of Treasury MEDS may settle early only in integral multiples of 20 Treasury MEDS.

We have agreed that, if required under the U.S. federal securities laws, we will use commercially reasonable efforts to (1) have in effect a registration statement covering any securities to be delivered in respect of the purchase contracts being settled and (2) provide a prospectus in connection therewith, in each case in a form that may be used in connection with early settlement of the purchase contracts.

So long as the MEDS Equity Units are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement will also be governed by standing arrangements between the depositary and the purchase contract agent.

Upon early settlement of purchase contracts, presentation and surrender of the MEDS Equity Unit certificate evidencing the related Corporate MEDS or Treasury MEDS (if the MEDS Equity Units are held in certificated form), and payment of any transfer or similar taxes payable by the holder in connection with the issuance of our related common stock to any person other than the holder of the MEDS Equity Units:

     the holder will receive 1.1804 newly issued shares of our common stock per MEDS Equity Unit, regardless of the market price of our common stock on the date of early settlement, subject to adjustment under the circumstances described in ' -- Anti-Dilution Adjustments' below, accompanied by this prospectus supplement, as amended or supplemented, if required by U.S. securities laws;

     the notes, the appropriate applicable ownership interest in a Treasury portfolio or the Treasury securities, as the case may be, related to the MEDS Equity Units will be transferred to the holder free and clear of our security interest and transferred within three

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

     business days following the applicable early settlement date to the holder or the holder's designee;

     the holder's right to receive future contract adjustment payments will terminate; and

     no adjustment will be made to or for the holder on account of any amounts accrued in respect of contract adjustment payments.

We will not issue any fractional shares of our common stock in connection with early settlement of any purchase contracts. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis) in respect of the purchase contracts being early settled on any date by a holder of MEDS Equity Units, the holder will be entitled to receive an amount of cash equal to the fraction of a share multiplied by the closing price of our common stock on the early settlement date.

If the purchase contract agent receives a MEDS Equity Unit certificate, if the MEDS Equity Units are held in certificated form, accompanied by the completed and executed 'Election to Settle Early' and the required immediately available funds, from a holder of MEDS Equity Units by 5:00 p.m., New York City time, on a business day, that day will be considered the purchase contract settlement date for those MEDS Equity Units and the stock will be delivered to the settling holder as soon thereafter as reasonably practicable. If the purchase contract agent receives the necessary documentation after 5:00 p.m., New York City time, on a business day or at any time on a day that is not a business day, the next business day will be considered the purchase contract settlement date for that MEDS Equity Unit and the stock will be delivered to the settling holder as soon thereafter as reasonably practicable.

EARLY SETTLEMENT UPON CASH MERGER

Prior to May 16, 2005, if we are involved in a merger in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, which is referred to as a 'cash merger,' then on or after the effective date of the cash merger each holder of MEDS Equity Units will have the right to accelerate and settle the related purchase contract with cash at the settlement rate in effect immediately prior to the effective date of the cash merger, provided that the settlement date is no later than the fourth business day immediately preceding May 16, 2005 and at such time, if so required under the U.S. federal securities laws, there is in effect a registration statement covering any securities to be delivered in respect of the purchase contracts being settled. This right is referred to as the 'merger early settlement right.'

We will provide each holder with a notice of the completion of a cash merger within five business days of the cash merger. The notice will specify the early settlement date, which shall be a date specified by us that is between 20 and 30 business days after the date of the notice but which may not be later than the fourth business day immediately preceding May 16, 2005. The notice will also set forth, among other things, the formula for determining the applicable settlement rate and the amount of the securities and other property receivable by the holder upon settlement. To exercise the merger early settlement right, a holder must present and surrender at the office of the purchase contract agent, not later than 5:00 p.m., New York City time, on the third business day before the early settlement date, the related certificate evidencing MEDS Equity Units (if the MEDS Equity Units are held in certificated form), accompanied by payment to us in immediately available funds of the amount set forth above under ' -- Early Settlement by Delivering Cash.'

Holders of Corporate MEDS may settle early only in integral multiples of 20 Corporate MEDS. If a Treasury portfolio has replaced the notes as a component of Corporate MEDS as a result of a successful remarketing of the notes or a tax event redemption, holders of the Corporate MEDS may settle early only in integral multiples of 80,000 Corporate MEDS. Holders of Treasury MEDS may settle early only in integral multiples of 20 Treasury MEDS.

We have agreed that, if required under the U.S. federal securities laws, we will use commercially reasonable efforts to (1) have in effect a registration statement covering any securities to be delivered in respect of the purchase contracts being settled and (2) provide a prospectus in connection therewith, in each case in a form that may be used in connection with early settlement of the purchase contracts following a cash merger.

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So long as the MEDS Equity Units are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement upon a cash merger will also be governed by standing arrangements between the depositary and the purchase contract agent.

If a holder exercises the merger early settlement right, we will deliver to the holder on the early settlement date the kind and amount of securities or other property that the holder would have been entitled to receive in the cash merger if the holder had settled the purchase contract immediately before the cash merger at the settlement rate in effect at such time, determined using the average of the closing price per share of our common stock on the 20 consecutive trading days ending on the third trading date immediately preceding the effective date of the cash merger. A holder will also receive the notes, applicable ownership interest in the Treasury portfolio or Treasury securities, as the case may be, related to the MEDS Equity Units, free and clear of our security interest.

If a holder does not elect to exercise the merger early settlement right, the holder's MEDS Equity Units will remain outstanding and subject to normal settlement on May 16, 2005, subject to any earlier termination or exercise of early settlement rights.

NOTICE TO SETTLE WITH CASH

If a successful remarketing has not occurred prior to the ninth business day immediately preceding May 16, 2005, a holder of Corporate MEDS or Treasury MEDS may settle the related purchase contract with cash prior to 11:00 a.m., New York City time, on the fourth business day immediately preceding May 16, 2005. A holder of a Corporate MEDS or Treasury MEDS must notify the purchase contract agent of its intention to settle by separate cash not later than 5:00 p.m., New York City time, on the fifth business day immediately preceding May 16, 2005. If a holder of Corporate MEDS (unless a tax event Treasury portfolio has replaced the notes as a result of a tax event redemption) fails to deliver the cash to the collateral agent prior to 11:00 a.m., New York City time, on the fourth business day immediately preceding May 16, 2005, the notes which are a component of such holder's Corporate MEDS will be remarketed on the third business day immediately preceding May 16, 2005, and the proceeds of such remarketing shall be used to satisfy in full the holder's obligation to purchase our common stock under the related purchase contracts. If a holder of Treasury MEDS or Corporate MEDS (after a successful remarketing or tax event redemption) fails to deliver the cash to the collateral agent prior to 11:00 a.m., New York City time, on the fourth business day immediately preceding May 16, 2005, the proceeds of the related Treasury securities or applicable ownership interest in a Treasury portfolio, as the case may be, will be used to satisfy in full the holder's obligation to purchase our common stock under the related purchase contracts.

CONTRACT ADJUSTMENT PAYMENTS

Contract adjustment payments in respect of MEDS Equity Units will be fixed at the rate of 3.85% of the stated amount of $50 per purchase contract per year. Contract adjustment payments payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Contract adjustment payments will accrue from May 6, 2002 and will be payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, commencing August 16, 2002.

Contract adjustment payments will be payable to the holders of purchase contracts as they appear on the books and records of the purchase contract agent on the relevant record dates, which, as long as the MEDS Equity Units remain in book-entry only form, will be one business day prior to the relevant payment date. These distributions will be paid through the purchase contract agent, who will hold amounts received in respect of the contract adjustment payments for the benefit of the holders of the purchase contracts relating to the MEDS Equity Units. Subject to any applicable laws and regulations, each such payment will be made as described under ' -- Book-Entry Only System.' In the event that the MEDS Equity Units do not continue to remain in book-entry only form, we shall have the right to select relevant record dates, which shall be at least one business day but not more than 60 business days prior to the relevant payment dates,

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and to make payments by check mailed to the address of the holder as of the relevant record date or by wire transfer to an account appropriately designated by the holder entitled to payment.

If any date on which contract adjustment payments are to be made on the purchase contracts related to the MEDS Equity Units is not a business day, then payment of the contract adjustment payments payable on that date will be made on the next succeeding day which is a business day, and no interest or payment will be paid in respect of the delay. A 'business day' means any day other than a Saturday, Sunday or any other day on which banking institutions and trust companies in The City of New York are permitted or required by any applicable law to close.

Our obligations with respect to contract adjustment payments will be subordinate and junior in right of payment to our obligations under any of our senior indebtedness. Upon any payment or distribution of our assets to our creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all senior indebtedness shall first be entitled to receive payment in full of all amounts due or to become due thereon, or payment of such amounts shall have been provided for, before the holders of the MEDS Equity Units shall be entitled to receive any contract adjustment payments with respect to any MEDS Equity Unit. In addition, because we are a holding company, contract adjustment payments on the MEDS Equity Units are effectively subordinated to all indebtedness and other liabilities, including trade payables and preferred stock, of our subsidiaries.

In addition, no payment of contract adjustment payments with respect to any MEDS Equity Units may be made if:

     any payment default on any senior indebtedness has occurred and is continuing beyond any applicable grace period; or

     any default other than a payment default with respect to senior indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and the purchase contract agent receives a written notice of such default from us or the holders of such senior indebtedness.

ANTI-DILUTION ADJUSTMENTS

In order to maintain a holder's relative investment in our common stock upon the occurrence of certain events, the formula for determining the settlement rate will be subject to adjustment, without duplication, upon the occurrence of those events, including:

    (a) the payment of dividends and other distributions of our common stock on such common stock;

    (b) the issuance to all holders of our common stock of rights, warrants or options (other than pursuant to any dividend reinvestment or share purchase plans) entitling them, for a period of up to 45 days, to subscribe for or purchase such common stock at less than the current market price thereof;

    (c) subdivisions, splits and combinations of our common stock;

    (d) distributions to all holders of our common stock of evidences of our indebtedness, securities, cash or property (excluding any dividend or distribution covered by clause (a) or (b) above and any dividend or distribution paid exclusively in cash);

    (e) distributions (other than regular quarterly cash dividends) consisting exclusively of cash to all holders of our common stock in an aggregate amount that, together with (1) other all-cash distributions (other than regular quarterly cash dividends) made within the preceding 12 months and (2) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for such common stock concluded within the preceding 12 months, exceeds 15% of our aggregate market capitalization (aggregate market capitalization being the product of the current market price of our common stock

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        multiplied by the number of shares of such common stock then outstanding) on the date of the distribution; and

    (f) the successful completion of a tender or exchange offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with (1) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for such common stock concluded within the preceding 12 months and (2) the aggregate amount of any all-cash distributions (other than regular quarterly cash dividends) to all holders of our common stock made within the preceding 12 months, exceeds 15% of our aggregate market capitalization on the expiration of the tender or exchange offer.

The 'current market price' on any day means the average of the closing price per share of our common stock for the five consecutive trading days selected by us commencing not more than 30 trading days before, and ending not later than, the earlier of the day in question and the day before the 'ex date' with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term 'ex date,' when used with respect to any issuance or distribution, shall mean the first date on which our common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

In the case of certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions pursuant to which our common stock is converted into the right to receive other securities, cash or property, each purchase contract then outstanding would, without the consent of the holders of the related Corporate MEDS or Treasury MEDS, as the case may be, become a contract to purchase only the kind and amount of securities, cash and other property receivable upon such reorganization event (except as otherwise specifically provided, without any interest thereon and without any right to dividends or distributions thereon which have a record date that is prior to the purchase contract settlement date) which would have been received by the holder of the related Corporate MEDS or Treasury MEDS immediately prior to the date of consummation of such transaction if such holder had then settled such purchase contract.

If at any time we make a distribution of property to our shareholders which would be taxable to those shareholders as a dividend for United States federal income tax purposes (e.g., distributions out of our current or accumulated earnings and profits or evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the settlement rate adjustment provisions of the purchase contract agreement, the settlement rate is increased, this increase may give rise to a taxable dividend to holders of MEDS Equity Units. See 'United States Federal Income Tax Consequences -- Purchase Contracts -- Adjustment to Settlement Rate.'

In addition, we may make increases in the settlement rate, as our board of directors deems advisable, to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes or for any other reasons.

Adjustments to the settlement rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate shall be required unless the adjustment would require an increase or decrease of at least one percent in the settlement rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than one percent shall be carried forward and taken into account in any subsequent adjustment.

We will be required, within ten business days following an adjustment of the settlement rate, to provide written notice to the purchase contract agent of the occurrence of the adjustment and a statement setting forth in reasonable detail both the method by which the adjustment to the settlement rate was determined and the revised settlement rate.

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Each adjustment to the settlement rate will result in a corresponding adjustment to the number of shares of our common stock issuable upon early settlement of a purchase contract.

If an adjustment is made to the settlement rate as a result of an event described in paragraphs (a) through (f) above, an adjustment will also be made to the applicable market value solely to determine which of the three clauses in the definition of settlement rate will be applicable on any purchase contract settlement date.

TERMINATION OF PURCHASE CONTRACTS

The purchase contracts, and our rights and obligations and the rights and obligations of the holders of the MEDS Equity Units under the purchase contracts, including the right and obligation to purchase our common stock and the right to receive contract adjustment payments, will immediately and automatically terminate upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us. Upon any termination, the collateral agent will release the related notes, the appropriate applicable ownership interest in any Treasury portfolio or the Treasury securities, as the case may be, held by it to the purchase contract agent for distribution to the holders, subject, in the case of a Treasury portfolio or the Treasury securities, to the purchase contract agent's disposition of the subject securities for cash, and the payment of this cash to the holders, to the extent that the holders would otherwise have been entitled to receive less than $1,000 principal amount at maturity of any such security. Upon any termination, however, the release and distribution may be subject to a delay. In the event that we become the subject of a case under the U.S. Bankruptcy Code, the delay may occur as a result of the imposition of the automatic stay under the Bankruptcy Code and continue until the automatic stay has been lifted.

PLEDGED SECURITIES AND PLEDGE AGREEMENT

Pledged securities will be pledged to the collateral agent, for our benefit, pursuant to the pledge agreement to secure the obligations of holders of MEDS Equity Units to purchase our common stock under the related purchase contracts. The rights of holders of MEDS Equity Units to the related pledged securities will be subject to our security interest created by the pledge agreement.

No holder of Corporate MEDS or Treasury MEDS will be permitted to withdraw the pledged securities related to the Corporate MEDS or Treasury MEDS from the pledge arrangement except:

     to substitute Treasury securities for the related notes as provided for under 'Description of the MEDS Equity Units -- Creating Treasury MEDS;'

     to substitute notes for the related Treasury securities, as provided for under 'Description of the MEDS Equity Units -- Recreating Corporate MEDS;' or

     upon the termination, early settlement or cash settlement immediately prior to the purchase contract settlement date of the related purchase contracts.

Subject to the security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of Corporate MEDS will be entitled through the purchase contract agent and the collateral agent to all of the proportional rights and preferences of the related notes that are components of Corporate MEDS, including distribution, voting, redemption, repayment and liquidation rights. Each holder of Treasury MEDS and each holder of Corporate MEDS, if a Treasury portfolio has replaced any notes as a component of Corporate MEDS as a result of a successful remarketing of notes or a tax event redemption, will retain beneficial ownership of the related Treasury securities or the appropriate applicable ownership interest of a Treasury portfolio, as applicable, pledged in respect of the related purchase contracts. We will have no interest in the pledged securities other than our security interest.

Except as described in 'Other Provisions of the Purchase Contract Agreement and the Pledge Agreement -- General,' the collateral agent will, upon receipt of payments on the pledged securities, if any, distribute the payments to the purchase contract agent, which will in turn distribute those payments to the persons in whose names the related Corporate MEDS or Treasury

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

MEDS are registered at the close of business on the record date immediately preceding the date of payment.

BOOK-ENTRY ONLY SYSTEM

The Depository Trust Company, which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the MEDS Equity Units. The MEDS Equity Units will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary's nominee. One or more fully-registered global security certificates, representing the total aggregate number of MEDS Equity Units, will be issued and will be deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in certificated form. These laws may impair the ability to transfer beneficial interests in the MEDS Equity Units so long as the MEDS Equity Units are represented by global security certificates.

The depositary is a limited-purpose trust company organized under the New York Banking Law, a 'banking organization' within the meaning of the New York Banking Law, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the New York Uniform Commercial Code and a 'clearing agency' registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary's system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

Although the depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

In the event that the depositary notifies us that the depositary is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice, or a default under the purchase contract agreement or the indenture has occurred and is continuing, certificates for the MEDS Equity Units will be printed and delivered in exchange for beneficial interests in the global security certificates. We may also decide to discontinue use of the system of book-entry transfers through the depositary (or successor depositary). In that event, MEDS Equity Units certificates will be printed and delivered.

As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or the nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all MEDS Equity Units represented by these certificates for all purposes under the MEDS Equity Units and the purchase contract agreement. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates will not be entitled to have such global security certificates or the MEDS Equity Units represented by the global security certificates registered in their names, will not receive or be entitled to receive physical delivery of MEDS Equity Unit certificates in exchange for beneficial interests in global security certificates and will not be considered to be owners or holders of the global

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security certificates or any MEDS Equity Units represented by these certificates for any purpose under the MEDS Equity Units or the purchase contract agreement.

All payments on the MEDS Equity Units represented by the global security certificates and all transfers and deliveries of related notes, Treasury portfolios, Treasury securities and our common stock will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants' interests, or any participant, with respect to interests of persons held by the participant on their behalf. Procedures for settlement of purchase contracts on the purchase contract settlement date or upon early settlement will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. Neither we nor any of our agents, nor the purchase contract agent nor any of its agents will have any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary's records or any participant's records relating to these beneficial ownership interests.

The information in this section concerning the depositary and its book-entry only system has been obtained from sources that we believe to be reliable, but we do not take responsibility for the accuracy of this information.

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

                   OTHER PROVISIONS OF THE PURCHASE CONTRACT
                       AGREEMENT AND THE PLEDGE AGREEMENT

This section summarizes some of the other provisions of the purchase contract agreement and the pledge agreement. This summary does not contain a complete description of the purchase contract agreement or the pledge agreement. These documents will be filed with the SEC, and you should read these documents for provisions that may be important to you and for the definitions of some terms used in this summary.

GENERAL

Except as described in 'Description of the Purchase Contracts -- Book-Entry Only System,' distributions on the MEDS Equity Units will be payable, purchase contracts will be settled (and documents related to the MEDS Equity Units and purchase contracts will be delivered), and transfers of the MEDS Equity Units will be registrable, at the office of the purchase contract agent in The City of New York. In addition, if the MEDS Equity Units do not remain in book-entry only form, payment of distributions on the MEDS Equity Units may be made, at our option, by check mailed to the address of the holder entitled to payment or by wire transfer to an account appropriately designated by the holder entitled to payment.

Shares of our common stock will be delivered on May 16, 2005 (or earlier upon early settlement), or, if a purchase contract has terminated, the related pledged securities will be delivered potentially after a delay as a result of the imposition of the automatic stay under the Bankruptcy Code (see 'Description of the Purchase Contracts -- Termination of Purchase Contracts'), at the office of the purchase contract agent upon presentation and surrender of the related MEDS Equity Unit certificate.

If a holder of outstanding Corporate MEDS or Treasury MEDS fails to present and surrender the MEDS Equity Unit certificate evidencing the Corporate MEDS or Treasury MEDS to the purchase contract agent on or before May 16, 2005, or earlier upon early settlement, the shares of our common stock issuable in settlement of the related purchase contract will be registered in the name of the purchase contract agent. The shares, together with any distributions thereon, will be held by the purchase contract agent as agent for the benefit of the holder until the MEDS Equity Unit certificate is presented and surrendered or the holder provides satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the purchase contract agent and us.

If the purchase contracts have terminated prior to May 16, 2005, the related pledged securities have been transferred to the purchase contract agent for distribution to the holders, and a holder fails to present and surrender the MEDS Equity Unit certificate evidencing the holder's Corporate MEDS or Treasury MEDS to the purchase contract agent, the related pledged securities delivered to the purchase contract agent and payments on the pledged securities will be held by the purchase contract agent as agent for the benefit of the holder until the MEDS Equity Unit certificate is presented or the holder provides the evidence and indemnity described above.

The purchase contract agent will have no obligation to invest or to pay interest on any amounts held by the purchase contract agent pending distribution, as described above.

No service charge will be made for any registration of transfer or exchange of the MEDS Equity Units, except for any tax or other governmental charge that may be imposed in connection with a transfer or exchange.

MODIFICATION

The purchase contract agreement and the pledge agreement will contain provisions permitting us and the purchase contract agent, and in the case of the pledge agreement, the collateral agent, to modify the purchase contract agreement or the pledge agreement without the consent of the holders for any of the following purposes:

     to evidence the succession of another person to our obligations;

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

     to add to the covenants for the benefit of holders or to surrender any of our rights or powers under those agreements;

     to evidence and provide for the acceptance of appointment of a successor purchase contract agent or a successor collateral agent or securities intermediary;

     to make provision with respect to the rights of holders pursuant to adjustments in the settlement rate due to consolidations, mergers or other reorganization events; and

     to cure any ambiguity, to correct or supplement any provisions that may be inconsistent, or to make any other provisions with respect to such matters or questions, provided that such action shall not materially adversely affect the interest of the holders.

The purchase contract agreement and the pledge agreement will contain provisions permitting us and the purchase contract agent, and in the case of the pledge agreement, the collateral agent, with the consent of the holders of not less than a majority of the purchase contracts at the time outstanding, to modify the terms of the purchase contracts, the purchase contract agreement and the pledge agreement. However, no such modification may, without the consent of the holder of each outstanding purchase contract affected by the modification:

     change any payment date;

     change the amount or type of pledged securities related to the purchase contract unless such change is not adverse to holders;

     impair the right of the holder of any pledged securities to receive distributions on the pledged securities or otherwise adversely affect the holder's rights in or to the pledged securities;

     change the place or currency of payment or reduce any contract adjustment payments;

     impair the right to institute suit for the enforcement of the purchase contract or any contract adjustment payments;

     reduce the number of shares of our common stock or the amount of any other property purchasable under the purchase contract, increase the price to purchase our common stock or any other property upon settlement of the purchase contract, change the purchase contract settlement date or the right to early settlement or otherwise adversely affect the holder's rights under the purchase contract; or

     reduce the above-stated percentage of outstanding purchase contracts the consent of the holders of which is required for the modification or amendment of the provisions of the purchase contracts, the purchase contract agreement or the pledge agreement.

If any amendment or proposal referred to above would adversely affect only the Corporate MEDS or the Treasury MEDS, then only the affected class of holders will be entitled to vote on the amendment or proposal and the amendment or proposal will not be effective except with the consent of the holders of not less than a majority of the affected class or all of the holders of the affected class, as applicable.

NO CONSENT TO ASSUMPTION

Each holder of MEDS Equity Units, by acceptance of these securities, will under the terms of the purchase contract agreement and the MEDS Equity Units, be deemed expressly to have withheld any consent to the assumption (i.e., affirmance) of the related purchase contracts by us or our trustee if we become the subject of a case under the Bankruptcy Code or other similar state or federal law provision for reorganization or liquidation.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

We will covenant in the purchase contract agreement that we will not merge or consolidate with or into any other entity or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to any person or entity, unless:

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

     we are the continuing entity or the successor entity is a corporation organized and existing under the laws of any domestic jurisdiction and expressly assumes our obligations under the purchase contracts, the purchase contract agreement, the pledge agreement and the remarketing agreement; and

     we are not or the successor entity is not, immediately after the merger, consolidation, sale, assignment, transfer, lease or conveyance, in default of payment obligations under the purchase contracts, the purchase contract agreement, the pledge agreement or the remarketing agreement or in material default in the performance of any other obligations under these agreements.

TITLE

We, any of our agents, the purchase contract agent or the collateral agent may treat the registered owner of a MEDS Equity Unit as the absolute owner of that MEDS Equity Unit for the purpose of making payment and settling the related purchase contracts and for all other purposes regardless of any notice to the contrary.

REPLACEMENT OF MEDS EQUITY UNIT CERTIFICATES

In the event that physical certificates have been issued, any mutilated MEDS Equity Unit certificate will be replaced by us at the expense of the holder upon surrender of the certificate to the purchase contract agent. MEDS Equity Units certificates that have been destroyed, lost or stolen will be replaced by us at the expense of the holder upon delivery to us and the purchase contract agent of evidence of the destruction, loss or theft satisfactory to us and the purchase contract agent. In the case of a destroyed, lost or stolen MEDS Equity Unit certificate, an indemnity satisfactory to us and the purchase contract agent may be required at the expense of the holder of the MEDS Equity Units evidenced by the certificate before a replacement will be issued.

Notwithstanding the foregoing, we will not be obligated to issue any certificates for Corporate MEDS or Treasury MEDS on or after the business day immediately preceding May 16, 2005 or the date of any early settlement or after the purchase contracts have terminated. The purchase contract agreement will provide that, in lieu of the delivery of a replacement MEDS Equity Unit certificate following May 16, 2005, or earlier settlement of a particular MEDS Equity Unit, the purchase contract agent, upon delivery of the evidence and indemnity described above, will deliver our common stock issuable pursuant to the purchase contracts included in the Corporate MEDS or Treasury MEDS evidenced by the certificate, or, if the purchase contracts have terminated prior to May 16, 2005, deliver the pledged securities included in the Corporate MEDS or Treasury MEDS evidenced by the certificate.

GOVERNING LAW

The purchase contract agreement, the pledge agreement and the purchase contracts will be governed by, and interpreted in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE PURCHASE CONTRACT AGENT

JPMorgan Chase Bank will be the purchase contract agent. The purchase contract agent will act as the agent for the holders of Corporate MEDS and Treasury MEDS from time to time. The purchase contract agreement will not obligate the purchase contract agent to exercise any discretionary actions in connection with a default under the terms of the Corporate MEDS and Treasury MEDS or the purchase contract agreement.

The purchase contract agreement will contain provisions limiting the liability of the purchase contract agent. The purchase contract agreement will contain provisions under which the purchase contract agent may resign or be replaced. This resignation or replacement would be effective upon the appointment of a successor.

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JPMorgan Chase Bank also acts, and may act, as trustee under various indentures and trusts, including as indenture trustee, security registrar and paying agent under the indenture. We and our affiliates maintain various banking and trust relationships with JPMorgan Chase Bank. In addition, an affiliate of JPMorgan Chase Bank, J.P. Morgan Securities Inc., is an underwriter in this offering and is expected to be the remarketing agent.

INFORMATION CONCERNING THE COLLATERAL AGENT

The Bank of New York will be the collateral agent. The collateral agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the Corporate MEDS and Treasury MEDS except for the obligations owed by a pledgee of property to the owner of the property under the pledge agreement and applicable law.

The pledge agreement will contain provisions limiting the liability of the collateral agent. The pledge agreement will contain provisions under which the collateral agent may resign or be replaced. This resignation or replacement would be effective upon the appointment of a successor.

We and our affiliates maintain various banking relationships with The Bank of New York.

MISCELLANEOUS

The purchase contract agreement will provide that we will pay all fees and expenses related to the offering of the MEDS Equity Units, the retention of the collateral agent and the enforcement by the purchase contract agent of the rights of the holders of the MEDS Equity Units.

However, holders who elect to substitute the related pledged securities, thereby creating Treasury MEDS or recreating Corporate MEDS, will be responsible for any fees or expenses payable in connection with the substitution, as well as any commissions, fees or other expenses incurred in acquiring the pledged securities to be substituted, and we will not be responsible for any of those fees or expenses.

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                           CERTAIN TERMS OF THE NOTES

The following description is a summary of certain terms of the notes. It supplements the description of debt securities in the accompanying prospectus and, to the extent it is inconsistent with the prospectus, replaces the description in the prospectus. The notes will be issued under an indenture dated as of November 1, 2000 between us and JPMorgan Chase Bank (successor to The Chase Manhattan Bank), as trustee, as supplemented by the first supplemental indenture to be entered into between us and JPMorgan Chase Bank and the second supplemental indenture to be entered into between us and JPMorgan Chase Bank. The descriptions in this prospectus supplement and the accompanying prospectus contain a description of the material terms of the notes and the indenture, but do not purport to be complete. You should read these descriptions together with the indenture, the first supplemental indenture, the second supplemental indenture and the note, as well as the Trust Indenture Act, for a complete understanding of the provisions that may be important to you and for definitions of some terms used in this summary. The indenture, the first supplemental indenture, the second supplemental indenture and the form of note are or will be filed with the SEC.

GENERAL

The notes will be our direct, senior and unsecured obligations and will rank without preference or priority among themselves and equally with all of our existing and future senior unsecured and unsubordinated indebtedness. The notes initially will be issued in an aggregate principal amount of $400,000,000. If the overallotment option is exercised in full by the underwriters, an additional $60,000,000 aggregate principal amount of notes will be issued.

We are a holding company that derives all of our income from our subsidiaries. Accordingly, our ability to service our debt, including our obligations under the notes, and other obligations are primarily dependent on the earnings of our subsidiaries and the payment of those earnings to us, in the form of dividends, loans or advances and through repayment of loans or advances from us. In addition, any payment of dividends, loans or advances by those subsidiaries could be subject to statutory or contractual restrictions. Our subsidiaries have no obligation to pay any amounts due on the notes.

The notes will not be subject to a sinking fund provision and will not be subject to defeasance. Unless a tax event redemption has occurred prior to May 16, 2008, the entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest, on May 16, 2008. Except for a tax event redemption, the notes will not be redeemable by us. See
' -- Tax Event Redemption.'

The trustee will initially be the security registrar and the paying agent for the notes. Notes forming a part of the Corporate MEDS will be issued in certificated form, will be in denominations of $50 and integral multiples of $50, without coupons, and may be transferred or exchanged, without service charge but upon payment of any taxes or other governmental charges payable in connection with the transfer or exchange, at the office described below. Payments on notes issued as a global security will be made to the depositary or a successor depositary. Principal and interest with respect to certificated notes will be payable, the transfer of the notes will be registrable and notes will be exchangeable for notes of a like aggregate principal amount in denominations of $50 and integral multiples of $50, at the office or agency maintained by us for this purpose in The City of New York. We have initially designated the corporate trust office of the indenture trustee as that office. However, at our option, payment of interest may be made by check mailed to the address of the holder entitled to payment or by wire transfer to an account appropriately designated by the holder entitled to payment.

The indenture does not contain provisions that afford holders of the notes protection in the event of a highly leveraged transaction or other similar transaction involving us that may adversely affect the holders.

Under the indenture, we agree, and by purchasing a Corporate MEDS each holder agrees, for United States federal, state and local income and franchise tax purposes, (i) to treat the

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acquisition of a Corporate MEDS as an acquisition of the note and the purchase contract constituting the Corporate MEDS and (ii) to treat the notes as contingent payment debt instruments. As such, you will be subject to U.S. federal income tax on the accrual of original issue discount in respect of the notes. See 'Certain United States Federal Income Tax Considerations -- Corporate MEDS.'

INTEREST AND PAYMENT

Each note shall bear interest initially at the rate of 4.90% per year, from the original issue date. Interest will be payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, each an 'interest payment date,' commencing August 16, 2002, to the person in whose name the note is registered at the close of business on the business day prior to the date on which the interest payment falls.

The applicable interest rate on the notes will be reset on the reset date to the reset rate described below under ' -- Market Rate Reset.' The reset date will be the date of a successful remarketing of the notes, or, if there is no successful remarketing of the notes on or prior to the date three business days immediately preceding May 16, 2005, on such date. The reset rate will take effect on the date three business days following the reset date.

The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in a 90-day period. In the event that any date on which interest is payable on the notes is not a business day, then payment of the interest payable on that date will be made on the next succeeding day which is a business day, and no interest or payment will be paid in respect of the delay.

MARKET RATE RESET

The reset rate on the notes will be equal to the rate which is sufficient to allow a successful remarketing of the notes and will be determined by the remarketing agent. In the case of a reset in connection with a remarketing on or prior to the ninth business day immediately preceding May 16, 2005, which would be effective on the third business day following the date of such successful remarketing, the reset rate will be the rate (subject to the last sentence of this paragraph) necessary in order for the notes included in Corporate MEDS to have an approximate aggregate market value on the reset date of approximately 100.25% of the Treasury portfolio purchase price described under 'Description of the Purchase Contracts -- Remarketing.' In the case of a reset in connection with a remarketing on the third business day immediately preceding May 16, 2005, which would be effective on the purchase contract settlement date, the reset rate will be the rate (subject to the last sentence of this paragraph) necessary in order for the notes included in the Corporate MEDS to have an approximate market value on the reset date of approximately 100.25%, but not less than 100%, of the principal amount of the notes. The reset rate will in no event be less than the original interest rate on the notes and will not exceed the maximum rate permitted by applicable law.

If the notes are not successfully remarketed on or prior to the third business day immediately preceding May 16, 2005, the reset rate will be determined by the remarketing agent as the rate equal to (1) the three-year benchmark Treasury rate, as defined below, plus (2) the applicable spread, as defined below.

The term 'three-year benchmark Treasury rate' means the bid side rate displayed at 10:00 a.m., New York City time, on the third business day prior to May 16, 2005 for direct obligations of the United States having a maturity comparable to the remaining term to maturity of the notes, as agreed upon by us and the remarketing agent. This rate will be as displayed in the Telerate system or, if the Telerate system is no longer available or, in the opinion of the remarketing agent, after consultation with us, no longer an appropriate system from which to obtain such rate, such other nationally recognized quotation system as, in the opinion of the remarketing agent, after

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

consultation with us, is appropriate. If the three-year benchmark Treasury rate cannot be determined as set forth above, it will be calculated by the remarketing agent as the yield to maturity of the applicable benchmark Treasury, expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, and computed by taking the arithmetic mean of the secondary market bid rates, as of 10:30 a.m., New York City time, on the third business day prior to May 16, 2005 of three leading United States government securities dealers selected by the remarketing agent, after consultation with us, which may include the remarketing agent or an affiliate thereof.

The term 'applicable spread' means the spread determined as set forth below, based on the prevailing rating, as defined below, of the notes in effect at the close of business on the final remarketing date:

PREVAILING RATING ON THE NOTES                                SPREAD
------------------------------                                ------
AA/'Aa'.....................................................  1.00%
A/'a'.......................................................  1.25%
BBB/'Baa'...................................................  2.00%
Below BBB/'Baa'.............................................  2.75%

For purposes of this definition, the 'prevailing rating' of the notes shall be:

   (1) AA/'Aa' if the notes have a credit rating of AA or better by Standard & Poor's Ratings Services ('S&P') and 'Aa3' or better by Moody's Investors Service, Inc. ('Moody's') or the equivalent of such ratings by such agencies or a substitute rating agency or agencies selected by the remarketing agent, after consultation with us;

   (2) if not under clause (1) above, then A/'a' if the notes have a credit rating of A or better by S&P and 'A3' or better by Moody's or the equivalent of such ratings by such agencies or a substitute rating agency or agencies selected by the remarketing agent, after consultation with us;

   (3) if not under clause (1) or (2) above, then BBB/'Baa' if the notes have a credit rating of BBB or better by S&P and 'Baa3' or better by Moody's or the equivalent of such ratings by such agencies or a substitute rating agency or agencies selected by the remarketing agent, after consultation with us; or

   (4) if not under clause (1), (2) or (3) above, then Below BBB/'Baa.'

Notwithstanding the foregoing, (A) if (i) the credit rating of the notes by S&P shall be on the 'Credit Watch' of S&P with a designation of 'negative implications' or 'developing,' or (ii) the credit rating of the notes by Moody's shall be on the 'Corporate Credit Watch List' of Moody's with a designation of 'downgrade' or 'uncertain,' or, in each case, on any successor list of S&P or Moody's with a comparable designation, the prevailing ratings of the notes shall be deemed to be within a range one full level lower in the above table than those actually assigned to the notes by Moody's and S&P and (B) if the notes are rated by only one rating agency on or before the third business day immediately preceding May 16, 2005, the prevailing rating will at all times be determined without reference to the rating of any other rating agency; provided that if no such rating agency shall have in effect a rating of the notes and the remarketing agent is unable to identify a substitute rating agency or agencies, the prevailing rating shall be Below BBB/'Baa.'

By approximately 4:30 p.m., New York City time, on the reset date, the remarketing agent will advise the depositary, the indenture trustee and us of the reset rate and on the following business day we will cause a notice of the reset rate to be published in a daily newspaper in the English language of general circulation in The City of New York, which is expected to be The Wall Street Journal.

OPTIONAL REMARKETING

Prior to 11:00 a.m. (New York City time) on the election date but no earlier than the interest payment date immediately preceding such date, holders of notes that are not components of

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

Corporate MEDS may elect to have their notes remarketed in the same manner as notes that are components of Corporate MEDS by delivering their notes, along with a notice of this election, to the custodial agent. The custodial agent will hold the notes in an account separate from the collateral account in which the pledged securities will be held. Holders of notes electing to have those notes remarketed will also have the right to withdraw the election prior to 11:00 a.m. (New York City time) on the election date.

TAX EVENT REDEMPTION

If a tax event occurs and is continuing, we may, at our option, redeem the notes in whole but not in part at any time at a price, which is referred to as the redemption price, equal to, for each note, the redemption amount described below plus accrued and unpaid interest, if any, to the date of redemption. Installments of interest on notes which are due and payable on or prior to a redemption date will be payable to the holders of the notes registered as such at the close of business on the relevant record date.

Unless the notes have been successfully remarketed, if the tax event redemption occurs prior to May 16, 2005, the redemption price for the notes forming a part of the Corporate MEDS at the time of the tax event redemption will be distributed to the collateral agent, who in turn will purchase the tax event Treasury portfolio described below on behalf of the holders of Corporate MEDS and remit the remainder of the redemption price, if any, to the purchase contract agent for payment to the holders. The tax event Treasury portfolio will be substituted for the notes and will be pledged to the collateral agent to secure the Corporate MEDS holders' obligations to purchase our common stock under the purchase contracts.

If any notes are not part of Corporate MEDS, the redemption price for those notes will be distributed to the holders of those notes.

'Tax event' means the receipt by us of an opinion of nationally recognized independent tax counsel experienced in such matters to the effect that there is more than an insubstantial risk that interest payable by us on the notes would not be deductible, in whole or in part, by us for United States federal income tax purposes as a result of (1) any amendment to, change in, or announced proposed change in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, (2) any amendment to or change in an interpretation or application of any such laws or regulations by any legislative body, court, governmental agency or regulatory authority or (3) any interpretation or pronouncement that provides for a position with respect to any such laws or regulations that differs from the generally accepted position on the date of this prospectus supplement, which amendment, change or proposed change is effective or which interpretation or pronouncement is announced on or after the date the MEDS Equity Units are issued.

'Redemption amount' means, for each note:

     in the case of a tax event redemption occurring prior to the earlier of
     (1) the date of a successful remarketing, or (2) May 16, 2005, the product of the principal amount of that note and a fraction whose numerator is the applicable Treasury portfolio purchase price and whose denominator is the aggregate principal amount of the notes included in Corporate MEDS, and in the case of a tax event redemption occurring on or after the earlier of
     (1) the date of a successful remarketing or (2) May 16, 2005, for each note, the product of the principal amount of the note and a fraction whose numerator is the applicable Treasury portfolio purchase price and whose denominator is the aggregate principal amount of the notes outstanding on the tax event redemption date.

Depending on the amount of the Treasury portfolio purchase price, the redemption amount could be less than or greater than the principal amount of the notes.

As used in this context, 'Treasury portfolio purchase price' means the lowest aggregate price quoted by a primary U.S. government securities dealer in The City of New York to the quotation agent on the third business day immediately preceding the tax event redemption date for the purchase of the tax event Treasury portfolio for settlement on the tax event redemption date.

The portfolio of zero-coupon U.S. Treasury securities, or tax event Treasury portfolio, to be purchased on behalf of the holders of Corporate MEDS in connection with a tax event redemption, will consist of:

     interest or principal strips of U.S. Treasury securities that mature on May 15, 2005 in an aggregate amount equal to the principal amount of the notes included in the Corporate MEDS, and with respect to each scheduled interest payment date on the notes that occurs after the tax event redemption and on or before May 16, 2005, interest or principal strips of U.S. Treasury securities that mature on or prior to the business day immediately preceding that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on the aggregate principal amount of the notes included in the Corporate MEDS on that date if the interest rate of the notes was not reset on the reset date.

Solely for purposes of determining the Treasury portfolio purchase price in the case of a tax event redemption occurring on or after the earlier of the date of a successful remarketing or May 16, 2005, tax event Treasury portfolio shall mean:

     interest or principal strips of U.S. Treasury securities that mature on May 15, 2008 in an aggregate amount equal to the principal amount of the notes outstanding, and with respect to each scheduled interest payment date on the notes that occurs after the tax event redemption and on or before May 16, 2008, interest or principal strips of U.S. Treasury securities that mature on or prior to the business day immediately preceding that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on the aggregate principal amount of the notes outstanding on that date if the interest rate of the notes was not reset on the reset date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest shall cease to accrue on the notes. In the event any notes are called for redemption, neither we nor the trustee will be required to register the transfer of or exchange the notes to be redeemed.

BOOK-ENTRY AND SETTLEMENT

Notes which are released from the pledge following substitution or settlement of the purchase contracts will be issued in the form of one or more global certificates, which are referred to as global securities, registered in the name of the depositary or its nominee. Except under the limited circumstances described below or except upon recreation of Corporate MEDS, notes represented by the global securities will not be exchangeable for, and will not otherwise be issuable as, notes in certificated form. The global securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in such a global security.

Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of notes in certificated form and will not be considered the holders (as defined in the indenture) thereof for any purpose under the indenture, and no global security representing notes shall be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary or if such person is not a participant, on the procedures of the

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

participant through which such person owns its interest to exercise any rights of a holder under the indenture.

In the event that

     the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice, an event of default occurs and is continuing with respect to the notes; or

     we determine in our sole discretion that we will no longer have notes represented by global securities,

certificates for the notes will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global note that is exchangeable pursuant to the preceding sentence shall be exchangeable for note certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

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

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences, as of the date of this prospectus supplement, of the purchase, ownership and disposition of Corporate MEDS, Treasury MEDS, notes, and our common stock acquired under the purchase contracts.

Except where otherwise stated, this summary deals only with Corporate MEDS, Treasury MEDS, notes, and our common stock held as a capital asset by a holder who:

     is a United States person (as defined below); and

     purchases the Corporate MEDS upon original issuance at their original issue price.

A 'United States person' is a holder who is, for U.S. federal income tax purposes, one of the following:

     a citizen or resident of the United States;

     a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States;

     an estate the income of which is subject to United States federal income taxation regardless of its source; or

     a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Your tax treatment may vary depending on your particular situation. This summary does not address all of the tax consequences that may be relevant to holders that are subject to special tax treatment, such as:

     dealers in securities or currencies;

     financial institutions;

     tax-exempt investors;

     traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

     persons liable for alternative minimum tax;

     insurance companies;

     real estate investment trusts;

     regulated investment companies;

     persons holding Corporate MEDS, Treasury MEDS, notes, or our common stock as part of a hedging, conversion, integrated or constructive sale transaction or a straddle; or

     U.S. persons whose functional currency is not the United States dollar.

In addition, if a partnership holds Corporate MEDS, Treasury MEDS, notes or our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the above instruments, you should consult your tax advisors.

This summary is based on the Internal Revenue Code of 1986, as amended (which we refer to as the 'Code'), the Treasury regulations promulgated under the Code and administrative and judicial interpretations as of the date of this prospectus supplement. These income tax laws, regulations and interpretations, however, may change at any time. Any change could be retroactive to the issuance date of the Corporate MEDS.

No statutory, administrative or judicial authority directly addresses the treatment of Corporate MEDS or instruments similar to Corporate MEDS for United States federal income tax purposes. As a result, we cannot assure you that the Internal Revenue Service or the courts will agree with the tax consequences described herein. A different treatment from that assumed below could

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

adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Corporate MEDS. You should consult your own tax advisor regarding the tax consequences to you of the purchase, ownership and disposition of Corporate MEDS, Treasury MEDS, notes and our common stock, including the tax consequences under state, local, foreign and other tax laws.

CORPORATE MEDS

Allocation of Purchase Price

Your acquisition will be treated as an acquisition of the note and the purchase contract constituting the Corporate MEDS and, by purchasing a Corporate MEDS, you will be deemed to have agreed to such treatment. The remainder of this discussion assumes that the acquisition of a Corporate MEDS will be treated as an acquisition of a note and purchase contract for U.S. federal, state and local income and franchise tax purposes.

The purchase price of each Corporate MEDS will be allocated between the note and the purchase contract in proportion to their respective fair market values at the time of purchase. Such allocation will establish your initial tax basis in the note and the purchase contract. We will report the initial fair market value of each note as $50 and the initial fair market value of each purchase contract as $0. This position will be binding on you (but not on the IRS) unless you explicitly disclose a contrary position on a statement attached to your timely filed United States federal income tax return for the taxable year in which you acquire the Corporate MEDS. Thus, absent such disclosure, you should allocate the purchase price for the Corporate MEDS in accordance with the foregoing. The remainder of this discussion assumes that this allocation of the purchase price will be respected for United States federal income tax purposes.

NOTES

Accrual of Interest

Because of the manner in which the interest rate on the notes is reset, the notes will be classified as contingent payment debt obligations under the Treasury regulations. Under the indenture governing the notes, we and each holder of the notes agree, for U.S. federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt obligations in the manner described below. As discussed more fully below, the effect of these Treasury regulations will be to:

     require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the notes;

     possibly result in the accrual of original issue discount by you in excess of stated interest payments actually received by you; and

     generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, or other disposition of the notes.

Under the contingent payment debt rules, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the notes. Actual cash payments of interest on the notes will not be reported separately as taxable income. In order to determine your income, these rules require us to determine, as of the issue date, the comparable yield for the notes. The comparable yield of the notes will generally be the rate at which we would issue a fixed rate debt instrument with terms and conditions similar to the notes.

We are required to provide the comparable yield to you and, solely for tax purposes, are also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. We have determined that the comparable yield is an annual rate of 5.65%, compounded quarterly. Based on the comparable yield, the projected payment schedule per note is $0.68 for the period ending on

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August 16, 2002, $0.61 for each subsequent quarter ending on or prior to the remarketing date and $0.80 for each quarter ending after the remarketing date (which does not include the payment of principal at maturity). By acceptance of a beneficial interest in the notes you will be deemed to have agreed in the indenture, for United States federal income tax purposes, to be bound by our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, you must use the comparable yield determined by us and the projected payments set forth in the projected payment schedule above in determining your interest accruals, and the adjustments thereto, in respect of the notes.

THE COMPARABLE YIELD AND THE PROJECTED PAYMENT SCHEDULE ARE NOT PROVIDED FOR ANY PURPOSE OTHER THAN THE DETERMINATION OF YOUR INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE NOTES AND DO NOT CONSTITUTE A REPRESENTATION REGARDING THE ACTUAL AMOUNT OF ANY PAYMENT ON A NOTE.

The amount of original issue discount on a note for each accrual period is determined by multiplying the comparable yield of the note, adjusted for the length of the accrual period, by the note's adjusted issue price at the beginning of the accrual period, determined in accordance with the rules set forth in the contingent payment debt regulations. The adjusted issue price of each note at the beginning of each accrual period will equal $50, increased by any original issue discount previously accrued on the note and decreased by the amount of any fixed payments and projected amount of any contingent payments previously made on the note during the period. The amount of original issue discount so determined is then allocated on a ratable basis to each day in the accrual period that you held the note. We are required to provide information returns stating the amount of original issue discount accrued on notes held of record by persons other than corporations and other exempt owners.

If after the remarketing date, the remaining amounts of interest payable on the notes differ from the payments set forth on the foregoing projected payment schedule, negative or positive adjustments reflecting such differences should be taken into account by you as adjustments to interest income in a reasonable manner over the period to which they relate.

TREASURY MEDS

Substitution of Treasury Security to Create Treasury MEDS

If you deliver a Treasury security to the collateral agent in substitution for the note, you generally will not recognize gain or loss upon the delivery of the Treasury security or the release of the note. You will continue to take into account items of income or deduction otherwise includible or deductible, respectively, with respect to the note and Treasury security, and your tax basis in the note, Treasury security and the purchase contract will not be affected by the delivery and release.

Ownership of Treasury Securities

By acquiring Treasury MEDS, you agree to treat yourself as the owner, for United States federal, state and local income and franchise tax purposes, of the Treasury security that is a part of the Treasury MEDS beneficially owned by you. We also agree to treat you as the owner of the Treasury security. Your initial tax basis in the Treasury security that is a part of the Treasury MEDS will be equal to the amount paid for the Treasury security. Your adjusted tax basis in the Treasury security will be increased by the amount of any original issue discount included in income with respect thereto.

Interest Income and Original Issue Discount

A holder of a Treasury MEDS will be required to treat its pro rata portion of the Treasury security as a bond that was originally issued on the date acquired by such holder and that has original issue discount equal to the holder's pro rata portion of the excess of the amount payable on such Treasury security over the value of the Treasury security at the time the holder acquires it. A holder whether on the cash or accrual method of tax accounting will be required to include original issue discount (other than original issue discount on a short-term U.S. Treasury security, as

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defined below) in income for United States federal income tax purposes as it accrues on a constant yield to maturity basis. Consequently, a portion of each scheduled payment to holders will be treated as a return of such holder's investment in the Treasury security and will not be considered current income for United States federal income tax purposes.

In the case of any Treasury security with a maturity of one year or less from the date of its issue (a 'short-term U.S. Treasury security'), in general only accrual basis taxpayers will be required to include original issue discount in income as it accrues. Unless you are an accrual basis holder who elects to accrue the original issue discount on a short-term U.S. Treasury security on a constant yield to maturity basis, you will accrue such original issue discount on a straight-line basis.

Substitution of Notes to Recreate Corporate MEDS

If you deliver notes to the collateral agent to recreate Corporate MEDS, you generally will not recognize gain or loss upon the delivery of the notes or the release of the Treasury security. You will continue to take into account items of income or deduction otherwise includible or deductible, respectively, with respect to the Treasury security and the notes, and your tax basis in the notes, the Treasury security and the purchase contract will not be affected by the delivery and release.

PURCHASE CONTRACTS

Contract Adjustment Payments

There is no direct authority addressing the treatment of the contract adjustment payments under current law, and their treatment is unclear. Contract adjustment payments may constitute taxable income to you when received or accrued, in accordance with your method of tax accounting. To the extent we are required to file information returns with respect to contract adjustment payments, we intend to report such payments as taxable income to you. You should consult your own tax advisor concerning the treatment of contract adjustment payments. The treatment of contract adjustment payments could affect your tax basis in a purchase contract or our common stock received under a purchase contract or your amount realized upon the sale or disposition of a Corporate MEDS or Treasury MEDS or the termination of a purchase contract. See ' -- Acquisition of Common Stock Under a Purchase Contract,' ' -- Sale or Disposition of Corporate MEDS or Treasury MEDS' and ' -- Termination of Purchase Contract.'

Acquisition of Common Stock Under a Purchase Contract

You generally will not recognize gain or loss on the purchase of our common stock under a purchase contract, except with respect to any cash paid in lieu of a fractional share of common stock. Subject to the following discussion, your aggregate initial tax basis in the common stock received under a purchase contract generally should equal (a) the purchase price paid for such common stock, plus (b) your tax basis in the purchase contract, if any, less (c) the portion of such purchase price and tax basis allocable to the fractional share. To determine your holding period for common stock received under a purchase contract, you will begin counting on the day after the common stock is acquired.

Early Settlement of Purchase Contract

You will not recognize gain or loss on the receipt of your proportionate share of the notes or Treasury security, upon early settlement of a purchase contract, and you will have the same tax basis in such notes or Treasury security, as the case may be, as before such early settlement.

Termination of Purchase Contract

If a purchase contract terminates, you will recognize capital gain or loss equal to the difference between your amount realized, if any, upon such termination and your adjusted tax basis, if any, in the purchase contract at the time of such termination. Contract adjustment payments, if any,

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received by you, but not includible in income, should either reduce your basis in the purchase contract or result in an amount realized on the termination of the purchase contract. See ' -- Contract Adjustment Payments.' Capital gains of individuals derived in respect of capital assets held for more than one year are subject to tax at preferential rates. The deductibility of capital losses is subject to limitations.

You will not recognize gain or loss on the receipt of your proportionate share of the notes or Treasury security upon termination of the purchase contract and you will have the same tax basis in such notes or Treasury security, as the case may be, as before such termination. If the termination of the purchase contract occurs when the purchase contract has a negative value, see ' -- Sale or Disposition of Corporate MEDS or Treasury MEDS.' You should consult your own tax advisor regarding the termination of the purchase contract when the purchase contract has a negative value.

Adjustment to Settlement Rate

You might be treated as receiving a constructive distribution from us if (i) the settlement rate is adjusted and as a result of such adjustment your proportionate interest in our assets or earnings and profits is increased and
(ii) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the settlement rate would not be considered made pursuant to such a formula if the adjustment were made to compensate you for certain taxable distributions with respect to our common stock. Thus under certain circumstances, an increase in the settlement rate might give rise to a taxable dividend to you even though you would not receive any cash related thereto. In addition, in certain situations, you might be treated as receiving a constructive distribution if we fail to adjust the settlement rate.

SALE OR DISPOSITION OF CORPORATE MEDS OR TREASURY MEDS

Upon a disposition of a Corporate MEDS or Treasury MEDS, you will be treated as having sold, exchanged or disposed of the purchase contract and the note or Treasury security, as the case may be, that constitute such Corporate MEDS or Treasury MEDS. You generally will have gain or loss equal to the difference between the portion of your proceeds allocable to the purchase contract and the note or Treasury security, as the case may be, and your respective adjusted tax bases in the purchase contract and the note or Treasury security. For purposes of determining gain or loss, your proceeds will not include an amount equal to accrued and unpaid interest on the Treasury security not previously included in income, which amount will be treated as ordinary interest income. Further, to the extent you are treated as having received an amount with respect to accrued contract adjustment payments, such amounts may be treated as ordinary income to the extent not previously included in income. Alternatively, contract adjustment payments that you did not previously include in income could either reduce your tax basis in the purchase contract or result in an increase of the amount realized on the disposition of the purchase contract. See ' -- Contract Adjustment Payments.'

In the case of the purchase contracts and the Treasury security, such gain or loss generally will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are subject to tax at preferential rates. The deductibility of capital losses is subject to limitations. If the disposition of a Corporate MEDS or Treasury MEDS occurs when the purchase contract has a negative value, you should be considered to have received additional consideration for the note or Treasury security in an amount equal to such negative value, and to have paid such amount to be released from your obligation under the purchase contract. You should consult your tax advisor regarding a disposition of a Corporate MEDS or Treasury MEDS at a time when the purchase contract has a negative value.

Gain on the sale, exchange or other disposition of a note prior to the date six months after the interest rate on the note is reset generally will be treated as ordinary income. Gain on the sale, exchange or other disposition of a note that occurs during the six month period following the date the interest rate is reset will generally be treated as ordinary income unless no further payments

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are due during the remainder of the six month period. Loss from the disposition of a note prior to such date will be treated as ordinary loss to the extent of your prior net interest inclusions (reduced by the total net negative adjustments previously allowed as an ordinary loss). Any loss in excess of such amount will be treated as capital loss. Gain recognized on the sale, exchange or other disposition of a note starting from the earlier of the date that is six months after the interest rate on the notes is reset or the date when no further payments are due during the six month period after the interest rate on notes is reset will be ordinary income to the extent attributable to the excess, if any, of the present value of the total remaining principal and interest payments due on the note over the total remaining payments set forth on the projected payment schedule for such note. Any gain recognized in excess of such amount and any loss recognized in excess of your prior net interest inclusions on such sale, exchange or other disposition generally will be treated as capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are subject to tax at preferential rates. Because gain or loss on the disposition of a note may be treated as ordinary income or loss, disposition of a Corporate MEDS consisting of a note and purchase contract may give rise to capital gain or loss on the purchase contract and ordinary income or loss on the note, which must be reported separately for United States federal income tax purposes.

Special rules apply in determining the tax basis of a note. Your basis in a note is generally increased by original issue discount you previously accrued on the note, and reduced by the fixed payments you receive and by the contingent payments projected to be made during the period you held the note.

REMARKETING OR TAX EVENT REDEMPTION OF THE NOTES

A remarketing or tax event redemption of the notes will be a taxable event for holders of notes that will be subject to tax in the manner described above under ' -- Sale or Disposition of Corporate MEDS or Treasury MEDS.'

Ownership of the Treasury Portfolio

After the remarketing settlement date or tax event redemption date (if prior to the purchase contract settlement date), your Corporate MEDS will include a beneficial interest in a Treasury portfolio instead of a note. We and, by acquiring a Corporate MEDS, you agree to treat yourself as the owner, for United States federal, state and local income and franchise tax purposes, of the beneficial interest in the Treasury portfolio that is a part of the Corporate MEDS owned by you. Your initial tax basis in your applicable ownership interest in the Treasury portfolio will equal your pro rata portion of the amount paid by the remarketing agent or collateral agent, as the case may be, for the Treasury portfolio. Your adjusted tax basis in the Treasury portfolio will be increased by the amount of original issue discount included in income with respect thereto and decreased by the amount of cash received in respect of the Treasury portfolio.

Interest Income and Original Issue Discount

The Treasury portfolio and the tax event Treasury portfolio will consist of stripped U.S. Treasury securities. Following a remarketing or tax event redemption of the notes, a holder of a Corporate MEDS will be required to treat its pro rata portion of each Treasury security in the applicable Treasury portfolio as a bond that was originally issued on the date the remarketing agent or collateral agent acquired the relevant Treasury securities underlying the Treasury portfolio and that has original issue discount equal to the holder's pro rata portion of the excess of the amounts payable on such Treasury securities over the value of the Treasury securities at the time the remarketing agent or collateral agent acquires them on behalf of holders of Corporate MEDS. A holder whether on the cash or accrual method of tax accounting will be required to include original issue discount (other than original issue discount on short-term U.S. Treasury securities, as defined below) in income for United States federal income tax purposes as it accrues on a constant yield to maturity basis. Consequently, a portion of each scheduled payment to holders will

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be treated as a return of such holder's investment in the Treasury portfolio and will not be considered current income for United States federal income tax purposes.

In the case of any Treasury security with a maturity of one year or less from the date of its issue (a 'short-term U.S. Treasury security'), in general only accrual basis taxpayers will be required to include original issue discount in income as it accrues. Unless you are an accrual basis holder who elects to accrue the original issue discount on a short-term U.S. Treasury security on a constant yield to maturity basis, you will accrue such original issue discount on a straight-line basis.

NON-UNITED STATES HOLDERS

The following discussion only applies to Non-United States Holders. You are a 'Non-United States Holder' if you are not a United States person. Special rules may apply to you if you are a 'controlled foreign corporation,' 'passive foreign investment company,' 'foreign personal holding company,' a corporation that accumulates earnings to avoid United States federal income tax or, in certain circumstances, a U.S. expatriate, and such Non-U.S. Holders should consult their own tax advisors.

United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of principal or interest (including original issue discount) on the notes or Treasury securities provided that:

     you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury regulations;

     you are not a controlled foreign corporation that is related to us through stock ownership;

     you are not a bank whose receipt of interest on the notes or Treasury securities is described in section 881(c)(3)(A) of the Code; and

     (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person, or (b) if you hold your Corporate MEDS, Treasury MEDS, notes or Treasury securities through certain foreign intermediaries, you satisfy the certification requirements of applicable United States Treasury regulations. Special certification requirements apply to certain Non-United States Holders that are pass-through entities rather than individuals.

If you cannot satisfy the requirements described above, payments of interest (including original issue discount) made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

     IRS Form W-8BEN (or other applicable form) claiming an exemption from, or reduction in the rate of, withholding under the benefit of an applicable tax treaty; or

     IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes or Treasury securities is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

The 30% United States federal withholding tax will not apply to any gain that you realize on the sale, exchange, or other disposition of the Corporate MEDS, Treasury MEDS, Treasury securities, notes and our common stock acquired under the purchase contract. However, interest income including original issue discount and any gain treated as ordinary income that you realize on the sale, exchange or other disposition of a note will be subject to withholding in certain circumstances unless the conditions described in the four bullet points above are satisfied.

We will generally withhold tax at a 30% rate on contract adjustment payments and dividends paid on our common stock acquired under a purchase contract or such lower rate as may be specified by an applicable income tax treaty. However, contract adjustment payments or dividends that are effectively connected with the conduct of a trade or business by the Non-United States Holder within the United States and, where a tax treaty applies, are attributable to a United States

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permanent establishment of the Non-United States Holder, are not subject to the withholding tax, provided the relevant certification requirements are satisfied, but instead are subject to United States federal income tax, as described below.

A Non-United States Holder of our common stock or a purchase contract who wishes to claim the benefit of an applicable treaty rate for dividends or contract adjustment payments (or to avoid back-up withholding, as discussed below), will be required to satisfy certain certification and disclosure requirements described in the fourth bullet point above.

A Non-United States Holder eligible for a reduced rate of United States withholding tax on payments pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

United States Federal Income Tax

If you are engaged in a trade or business in the United States and interest (including original issue discount) on the notes or Treasury securities, dividends on our common stock, or to the extent they constitute taxable income, contract adjustment payments from the purchase contracts are effectively connected with the conduct of that trade or business, you will be subject to United States federal income tax on the interest, dividends or contract adjustment payments on a net income basis (although exempt from the 30% withholding tax), in the same manner as if you were a United States person as defined under the Code. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on the notes or Treasury securities, dividends on our common stock and, to the extent they constitute taxable income, the contract adjustment payments from the purchase contracts will be included in earnings and profits.

Any gain realized on the disposition of a Treasury security, note (to the extent not treated as interest income under the OID rules), purchase contract or share of our common stock generally will not be subject to United States federal income tax unless:

     that gain or income is effectively connected with the conduct of a trade or business by you in the United States; or

     you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

     in the case of Corporate MEDS, Treasury MEDS or our common stock, we are or have been a 'United States real property holding corporation' for United States federal income tax purposes (subject to the discussion below).

An individual Non-United States Holder described in the first bullet above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-United States Holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-United States Holder that is a foreign corporation falls under the first bullet above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a 'U.S. real property holding corporation' for U.S. federal income tax purposes. If we become a 'United States real property holding corporation,' so long as our common stock continues to be regularly traded on an established securities market:

     you will not be subject to United States federal income tax on the disposition of our common stock if you hold or held (at any time during the shorter of the five-year period

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     preceding the date of disposition or such holder's holding period) less than or equal to 5% of the total outstanding shares of our common stock;
     and

     you will not be subject to United States federal income tax on the disposition of the purchase contracts if on the day you acquired the purchase contracts, the purchase contracts you acquired had a fair market value less than 5% of the fair market value of all of the purchase contracts.

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on the notes, or Treasury securities beneficially owned by you at the time of your death, provided that:

     you do not own 10% or more of the total combined voting power of all classes of our voting stock, within the meaning of the Code and United States Treasury regulations; and

     interest on those notes or Treasury securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Our common stock acquired under a purchase contract and owned by you at the time of your death will be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise. Purchase contracts owned by you at the time of your death may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

United States Holders

In general, information reporting requirements may apply to payments on Corporate MEDS, Treasury MEDS, notes, Treasury securities, and our common stock made to you and to the proceeds of the sale or other disposition of such instruments, unless you are an exempt recipient such as a corporation. Backup withholding may apply if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable United States information reporting or certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

Non-United States Holders

The amount of the interest, contract adjustment payments and dividends on our common stock paid to you and the tax withheld with respect to such interest, contract adjustment payments and dividends, regardless of whether withholding was required, must be reported annually to the IRS and to you. Copies of the information returns reporting such interest, contract adjustment payments, dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, no backup withholding will be required regarding payments on the Corporate MEDS, Treasury MEDS, notes, Treasury securities, or our common stock (except possibly with respect to contract adjustment payments) that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have delivered the statement described above under 'Non-United States Holders -- United States Federal Withholding Tax.'

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of Corporate MEDS, Treasury MEDS, notes, Treasury securities, or our common stock made within the United States or conducted through certain United States financial intermediaries if:

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     (1) the payor receives the statement described above and (2) does not have actual knowledge that you are a United States person; or

     you otherwise establish an exemption.

Backup withholding may apply if you fail to comply with applicable United States information reporting or certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

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                              ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the MEDS Equity Units by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ('ERISA'), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, 'Similar Laws'), and entities whose underlying assets are considered to include 'plan assets' of such plans, accounts and arrangements (each, a 'Plan').

GENERAL FIDUCIARY MATTERS

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an 'ERISA Plan') and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the MEDS Equity Units of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Any insurance company proposing to invest assets of its general account in the MEDS Equity Units should consider the extent that such investment would be subject to the requirements of ERISA in light of the U.S. Supreme Court's decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank and under any subsequent legislation or other guidance that has or may become available relating to that decision, including the enactment of Section 401(c) of ERISA by the Small Business Job Protection Act of 1996 and the regulations promulgated thereunder.

PROHIBITED TRANSACTION ISSUES

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are 'parties in interest,' within the meaning of ERISA, or 'disqualified persons,' within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition and/or holding of the MEDS Equity Units by an ERISA Plan with respect to which we or any underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the 'DOL') has issued prohibited transaction class exemptions, or 'PTCEs,' that may apply to the acquisition and holding of the Corporate MEDS. These class exemptions include, without limitation:

     PTCE 84-14 respecting transactions determined by independent qualified professional asset managers;

     PTCE 90-1 respecting insurance company pooled separate accounts;

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     PTCE 91-38 respecting bank collective investment funds;

     PTCE 95-60 respecting life insurance company general accounts; and

     PTCE 96-23 respecting transactions determined by in-house asset managers,

although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

PLAN ASSET ISSUES

ERISA and the Code do not define 'plan assets.' However, regulations (the 'Plan Asset Regulations') promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a 'publicly-offered security' nor a security issued by an investment company registered under the Investment Company Act, the ERISA Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that equity participation in the entity by 'benefit plan investors' is not significant or that the entity is an 'operating company,' in each case as defined in the Plan Asset Regulations.

We anticipate that investing Plans' assets will not include an undivided interest in each of our underlying assets because we will, at all relevant times, be considered an 'operating company.' However, due to the facts and circumstances nature of the inquiries, no assurances can be given that the DOL or any particular court would agree that we qualify as an 'operating company.'

Even if we are not considered an operating company, our underlying assets might still not be plan assets because the MEDS Equity Units may be considered publicly offered securities under the Plan Asset Regulations, although no assurance can be made in this regard.

REPRESENTATION

Accordingly, by acceptance of MEDS Equity Units, each purchaser and subsequent transferee of MEDS Equity Units will be deemed to have represented and warranted that either:

     no portion of the assets used by such purchaser or transferee to acquire the MEDS Equity Units constitutes assets of any Plan; or

     the purchase and holding of the MEDS Equity Units by such purchaser or transferee will not constitute a non-exempt prohibited transaction under
     Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the MEDS Equity Units on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the MEDS Equity Units.

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                                  UNDERWRITING

We are selling the Corporate MEDS to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. Subject to the terms of the underwriting agreement, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the number of Corporate MEDS set forth opposite that underwriter's name in the table below:

                                                     NUMBER OF
                   UNDERWRITER                     CORPORATE MEDS
                   -----------                     --------------
J.P. Morgan Securities Inc. .....................    4,400,000
Lehman Brothers Inc. ............................    1,600,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.........................    1,600,000
Goldman, Sachs & Co. ............................      160,000
Credit Lyonnais Securities (USA) Inc. ...........       80,000
Scotia Capital (USA) Inc. .......................       80,000
The Williams Capital Group, L.P. ................       80,000
                                                     ---------
    Total........................................    8,000,000
                                                     ---------
                                                     ---------

Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the Corporate MEDS if they buy any of them. The underwriting agreement provides that the obligations of the underwriters pursuant thereto are subject to certain conditions. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the Corporate MEDS to the public when and if the underwriters buy the Corporate MEDS from us.

We have agreed to indemnify the underwriters against, or contribute to payments the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

OVERALLOTMENT

We have granted an option to the underwriters to purchase, within 13 days of the date of the original issuance of the Corporate MEDS, up to an additional 1,200,000 Corporate MEDS at the public offering price less the underwriting discount, solely to cover any over-allotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase approximately the same percentage of additional Corporate MEDS as the number set forth next to the underwriter's name in the preceding table bears to the total number of Corporate MEDS set forth next to the names of all underwriters in the preceding table.

UNDERWRITING DISCOUNTS AND COMMISSIONS

The following table shows the per MEDS Equity Unit and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional MEDS Equity Units.

                                                                WITHOUT            WITH
                                                PER MEDS     OVER-ALLOTMENT   OVER-ALLOTMENT
                                               EQUITY UNIT      EXERCISE         EXERCISE
                                               -----------      --------         --------
Public offering price........................    $50.00       $400,000,000     $460,000,000
Underwriting discount........................    $ 1.50       $ 12,000,000     $ 13,800,000
Proceeds, before expenses, to us.............    $48.50       $388,000,000     $446,200,000

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We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $750,000. The underwriters have agreed to pay a portion of our expenses in connection with this offering.

The underwriters propose to offer the MEDS Equity Units directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.30 per MEDS Equity Unit. After the initial public offering of the MEDS Equity Units, the underwriters may change the offering price and other selling terms.

NO SALE OF SIMILAR SECURITIES

We and, subject to the exceptions listed below, certain of our executive officers have agreed that, without the prior written consent of J.P. Morgan Securities Inc., as the representative of the underwriters, we and they will not for a period of 90 days after the date of this prospectus supplement:

     offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any MEDS Equity Units, purchase contracts or shares of our common stock or any securities convertible into or exercisable or exchangeable for MEDS Equity Units, purchase contracts or shares of our common stock; or

     enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the MEDS Equity Units, purchase contracts or shares of our common stock, whether any such transaction described above is to be settled by delivery of MEDS Equity Units, purchase contracts or shares of our common stock or such other securities, in cash or otherwise.

The foregoing sentence shall not apply to:

 in our case:

     the sale of any Corporate MEDS to the underwriters pursuant to the underwriting agreement;

     sales or issuances by us pursuant to existing employee or director benefit plans (including, without limitation, employee stock purchase plans) or pursuant to dividend reinvestment plans; and

     any securities issuable in connection with the Treasury MEDS or Corporate MEDS to be created or recreated upon substitution of pledged securities, or shares of our common stock issuable upon settlement of the Corporate MEDS or Treasury MEDS;

 in the case of each executive officer:

     sales of shares of our common stock made to satisfy loans incurred to finance the purchase of such shares of common stock, if that satisfaction is required by the lender pursuant to margin regulations;

     charitable donations of shares of our common stock that are consistent with such officer's prior years' practice, if the donee agrees to be bound by the terms of the restrictions set forth in the preceding paragraph with respect to sales of such common stock during the 90-day period referred to above; and

     sales of up to 10% of shares of the common stock owned by such officer on the date of this prospectus supplement after the period ending 60 days after the date of this prospectus supplement. For purposes of this sentence, shares of common stock owned by such officer shall be deemed to include any vested and unvested options to purchase shares of our common stock that are held by such officer on the date of this prospectus supplement.

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NEW YORK STOCK EXCHANGE LISTING

The Corporate MEDS have been approved for listing on the NYSE under the symbol 'KSE PrA.' We do not have any obligation or current intention to apply for any separate listing of the Treasury MEDS or notes. We have been advised by the underwriters that they intend to make a market in the Corporate MEDS, Treasury MEDS and notes. The underwriters are not obligated to do so and may discontinue their market making at any time without notice. There can be no assurance that an active trading market will develop for the Corporate MEDS or that the MEDS Equity Units will trade at or above the initial public offering price in the public market subsequent to the offering.

PRICE STABILIZATION AND SHORT POSITIONS

Until the distribution of the MEDS Equity Units offered hereby is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing the MEDS Equity Units or shares of our common stock. However, the underwriters may engage in transactions that stabilize the price of the MEDS Equity Units or our common stock, such as bids or purchases that peg, fix or maintain the price of the MEDS Equity Units or our common stock.

In connection with the offering, the underwriters may make short sales of the Corporate MEDS. Short sales involve the sale by the underwriters, at the time of the offering, of a greater number of Corporate MEDS than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising the overallotment option or purchasing Corporate MEDS in the open market. In determining the source of Corporate MEDS to close out the covered short position, the representative of the underwriters will consider, among other things, the price of Corporate MEDS available for purchase in the open market as compared to the price at which they may purchase the Corporate MEDS through the overallotment option. Naked short sales are sales in excess of the overallotment option. The representative must close out any naked short position by purchasing Corporate MEDS in the open market. A naked short position is more likely to be created if the representative is concerned that there may be downward pressure on the price of the Corporate MEDS or our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the Corporate MEDS and our common stock or preventing or retarding a decline in the market price of the Corporate MEDS and our common stock. As a result, the prices of the Corporate MEDS and our common stock may be higher than they would otherwise be in the absence of these transactions.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Corporate MEDS or our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

EARLY SETTLEMENT AND REMARKETING

This prospectus supplement and the accompanying prospectus, as amended or supplemented, may be used in connection with the early settlement of the stock purchase contracts and the remarketing of the notes.

OTHER RELATIONSHIPS

Certain of the underwriters and their affiliates engage in transactions with, and perform services for, us and our subsidiaries and affiliates in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with us and our subsidiaries and affiliates.

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JPMorgan Chase Bank, who is acting as purchase contract agent and trustee, is an affiliate of J.P. Morgan Securities Inc.

                                 LEGAL MATTERS

Certain legal matters in connection with the issuance of the Corporate MEDS to be sold in the offering will be passed upon for us by Simpson Thacher & Bartlett, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

The financial statements incorporated by reference in this prospectus supplement from our annual report on Form 10-K/A for the year ended December 31, 2001 have been audited by Arthur Andersen LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Information related to the estimated proved reserves attributable to certain oil and gas properties of our subsidiaries as of December 31, 2001 and estimates of future net cash flows and present value of the reserves have been incorporated by reference in our Annual Report on Form 10-K/A for the year ended December 31, 2001, which is incorporated herein by reference, in reliance on the reserve report, dated January 30, 2002, prepared by Netherland, Sewell & Associates, Inc., independent petroleum consultants, and the reserve report, dated February 1, 2002 prepared by Miller and Lents, Ltd., independent oil and gas consultants.

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                          STATEMENT OF DIFFERENCES
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